SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



# FORM 6-K



**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For May 5, 2003



i-CABLE Communications Limited
(Translation of registrant's name into English)

Cable TV Tower
9 Hoi Shing Road
Tsuen Wan, N.T., Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

# i-CABLE Communications Limited Annual Report 2002


有線寬頻 i-CABLE

# i-CABLE COMMUNICATIONS LIMITED





Annual Report







# About the Company

i-CABLE Communications Limited is Hong Kong's leading integrated communications company that owns and operates one of two near universal broadband telecommunications networks in the territory; creates its own multimedia contents; and offers Pay TV and Internet including Broadband services at the same time.

The Group's mission is to connect the people of Hong Kong with its growing portfolio of information, entertainment and telecommunications services to enhance their lifestyles.

# Contents

**2** **Milestones of the Decade**
**4** **Results Highlights**
**6** **Chairman's Statement**
**Operations Report**
9 Operating Environment
12 Pay TV Service
13 Internet and Multimedia Services
16 Hong Kong Cable Enterprises Limited
16 Programming Services
20 Network and Technology
20 Corporate and Community Affairs
24 Outlook

# Milestones of the Decade

## 1992

**July**

Hong Kong Government invited tenders for subscription television licence


CABLE TV

## 1993

**June**

Hong Kong Cable (formerly Wharf Cable) awarded a 12-year licence

**October**

Hong Kong Cable went on air with eight channels; Asia's first 24-hour news channel launched



## 1994

**October**

Launched Cineplex pay-per-view service, offering movies and top-notch sports events



## 1995

**September**

Completed fibre trunk; HFC conversion programme began



## 1997

**July**

Obtained 73% growth of viewership from 1996 to become one of Hong Kong's top five media


73%

# "More Than Just Television – A Way of Hong Kong Life Today"

## 1998

**May**
HFC network passed 600,000 homes, achieved last milestone under subscription television licence





## 1999

**March**
i-CABLE dial-up Internet access service launched

**May**
i-CABLE Communications Limited incorporated



i-CABLE


**July**
50,000 hours of non-stop news aired

**November**
i-CABLE Communications Limited successfully listed on Nasdaq in the US and Hong Kong Stock Exchange



## 2000

**January**
Received FTNS licence

**March**
i-CABLE Broadband Service formally launched, using cable modem technology



**December**
First annual net profit achieved

## 2001

**February**
i-CABLE Broadband Service available to 1 million homes

**August**
Commenced digital broadcasting migration plan



**December**
Achieved sevenfold increase in annual net profit and started to pay a dividend



有線電視
CABLE TV


## 2002

**April**
Launch of fully digitised news production centre, first in Hong Kong



**June**
Exclusive live broadcast of 2002 FIFA World Cup



CABLE TV
2002 KOREA JAPAN
OFFICIAL BROADCASTER

# Results Highlights

- Turnover increased by 12% to HK$2,161 million (2001: HK$1,931 million) against a backdrop of a weak economy and poor consumer sentiments.

- EBITDA increased by 19% to HK$731 million (2001: HK$614 million). EBITDA margin improved by 2 percentage points to 34%.

- Operating profit increased by 26% to HK$226 million (2001: HK$180 million). Operating profit margin improved by 1 percentage point to 10%.

- Stripping out a one-time impairment provision on venture investments of HK$73 million, recurrent net profit increased by 14% to HK$190 million (2001: HK$167 million).

- Capital expenditure declined by 11% to HK$559 million (2001: HK$626 million).

- Final dividend of 1.5 cents per share recommended to make total dividend of 3.0 cents per share for the full year (2001: 2.5 cents).

# EBITDA and Capital Expenditure Historical Trend


HK$ Million
1,000
800
600
400
200
0
98
99
00
01
02
EBITDA
Capital Expenditure

## Pay TV

- Subscribers grew by 8% to surpass 605,000 at the end of the year (2001: 560,000).
- Turnover increased by 7% to HK$1,711 million (2001: HK$1,595 million).
- Effective anti-piracy measures helped to ease churn to 1.6% (2001: 1.8%) per month.
- Operating profit decreased by 5% to HK$332 million (2001: HK$349 million) primarily due to non-recurring World Cup programming costs.

## Internet & Multimedia

- Broadband subscribers grew by 42% to surpass 225,000 (2001: 160,000).
- ARPU declined by 20% to HK$180 (2001: HK$224) because of an aggressive pricing strategy to maintain subscriber growth momentum.
- Turnover grew by 34% to HK$450 million (2001: HK$336 million).
- EBITDA increased by 125% to HK$210 million (2001: HK$94 million) with an operating profit of HK$9 million (2001: operating loss of HK$50 million).

### Pay TV Subscribers


In Thousands
600
500
400
300
200
100
0
109
156
308
385
406
453
522
560
605
94
95
96
97
98
99
00
01
02 Year

### Broadband Subscribers


In Thousands
220
200
180
160
140
120
100
80
60
40
20
0
12
50
100
160
192
225
Jun 00
Dec 00
Jun 01
Dec 01
Jun 02
Dec 02


有線電視
CABLE TV
威爾斯親王醫院
時候會感覺不到

Stephen T.H. Ng

*Chairman, President and Chief Executive Officer*

# Chairman's Statement

The Group will celebrate its 10th anniversary later this year. Looking back, this was a decade wrought with three economic downturns, unprecedented political and business anxieties, as well as an environment of keen competition.

I am most grateful to all of our customers, partners, colleagues and shareholders whose generous support has helped the Group to prevail over these adverse conditions. With this support, the Group has developed into a fully integrated communications group with a brand that is synonymous with the best in news and sports, a solid customer base, and a physical and customer servicing infrastructure that is matched by few peers. Their support will help us to stay competitive to serve our customers and our shareholders.

The year that just passed posed very significant challenges to the Group's core businesses. Not only did we have to grapple with a weak economy and poor consumer sentiments, we also had to head off keener competition to maintain our growth momentum.

Nevertheless, carriage of the 2002 FIFA World Cup and aggressive marketing initiatives during the year helped the Group to achieve healthy growth for both Pay TV and Broadband subscriptions, albeit at a slower pace than planned.

The Pay TV subscriber base grew by 8% to surpass the height of 600,000 homes reached in the summer during the World Cup period while the Broadband subscriber base achieved a 42% growth rate to exceed 225,000 homes by the end of December.

Responding to the unfavourable operating environment, the Group adopted a strategy to prefer long-term market share over short-term margin. Against such a backdrop, turnover increased by 12% to HK$2,161 million, EBITDA by 19% to HK$731 million and EBITDA margin by 2 percentage points to 34%.

Operating profit increased by 26% to HK$226 million. Excluding a one-time impairment provision on venture investments of HK$73 million, recurrent net profit increased by 14% to HK$190 million.



*Senior management team (from left):*
*Paul Lo, Samuel Tsang, Simon Yu, Benjamin Tong, Siuming Tsui, Eric Lo, Samuel Wong, Vincent Lam, Garmen Chan, Ronald Chiu*

The Group continued to achieve healthy and sustained cashflow from its core businesses. In October, the Group completed the early redemption of HK$1,500 million of convertible bonds with surplus funds to reduce its net financing cost.

Mr. Paul Tsui and Dr. David Hsu will step down from the Board in April and May respectively and Messrs. Quinn Law and Samuel Wong have been appointed new Directors with effect from April 1, 2003. On behalf of the Company, I wish to thank Messrs. Hsu and Tsui for their valuable support and contribution during their tenure and to welcome Messrs. Law and Wong to the Board.

The Group's operating performance demonstrated resilience at a time of difficulties affecting all sectors of the economy. During the year under review, we also made strategic investments to upgrade our transmission and production capabilities. With our state-of-the-art digital initiatives, we are well positioned to compete effectively in the years to come.

**Stephen T.H. Ng**
*Chairman, President and Chief Executive Officer*

Hong Kong, March 18, 2003

# Operating Environment

The Group's core businesses operated in a difficult environment in 2002. The weak economy adversely impacted consumers' spending propensity. Competition, particularly in the Broadband sector, was keen. There are no signs that competition would abate in the near term.

The operating environment will continue to be difficult with new players entering the market and no immediate signs of an economic recovery.

In the Pay TV segment, TVB announced in February divestiture of its stake in Galaxy to below 50%, thereby clearing a regulatory hurdle precedent to Galaxy's launch of a Pay TV service, which is generally expected before the end of this year. Yes TV, meanwhile, has been granted a one-year extension to meet the capital investment commitment under its licence. While these developments have yet to show significant real impact on the Pay TV market, the Group has started to sharpen its competitiveness on all fronts to respond to market changes.

In the Broadband segment, the Group pre-empted the competition with an aggressive marketing strategy. As a result of that, short-term margin was sacrificed in favour of long-term market share gain. This slowed the pace of growth of this segment as a revenue engine.



# NEWS, INFORMATION AND ENTERTAINMENT –

## i-CABLE IS THERE WHENEVER AND WHEREVER YOU NEED THEM



*"I saw the breaking news on CABLE TV just as I was leaving for a meeting with a client. I was well prepared to discuss its impact on the financial markets and he was very impressed."*

WILLIAM CHEUNG
*Investment Advisor*



QUEEN'S
MITSUBISHI
24 hrs
全日


## i-CABLE: A Way of Hong Kong Life Today



# Pay TV Service

The 2002 FIFA World Cup, new tiering packages offered with expanded channel capacity following digitisation, and aggressive marketing efforts helped the Group to achieve an 8% growth year-on-year in Pay TV subscriber homes in spite of a weak economy. This was a rate comparable to that of a year ago.

At the end of December 2002, Pay TV subscribers recovered to surpass the 600,000 mark reached during the World Cup period, representing a penetration rate of 31% of all "cable ready homes". Average churn rate fell to 1.6% per month, from 1.8% in 2001.

As a result of that and higher commercial airtime sales, turnover rose 7% to HK$1,711 million. ARPU increased by HK$1 to HK$233 per month. EBITDA, however, declined by HK$6 million to HK$629 million while operating profit fell by 5% to HK$332 million due primarily to the higher one-off programming costs associated with the World Cup.

The digitisation initiatives for our broadcasting service taken over the past year are beginning to bear fruit in terms of containing pirated viewing and raising revenue by expanding our programming bouquet. By the end of December, more than one-third of our subscribers were already receiving their service in digital.

The Group began to introduce new channels in April 2002. By the end of the year, a total of 25 new channels had been added on the Group's digital platform. The channels were either included in the basic service or marketed as tier packages to derive additional revenues from existing as well as new subscribers. Market response has been very positive.

In February 2003, the Group brought the World Cricket Cup live to Hong Kong viewers for the first time, as "pay-per-event" on two dedicated channels. It not only enhanced the Group's image, but also drew very encouraging response from subscribers.

The Group will continue to introduce new channels and programmes, making full use of the expanded capacity generated by digitisation. Furthermore, the Group has secured rights for popular content through exclusive carriage arrangements.


VISIONETICS
DVB
ViStar 2000 HKC

# Internet & Multimedia Services

In its third year of business, the Group's Broadband service recorded its first full year of operating profit in the sum of HK$9 million, in spite of keen competition during the year. In 2001, the segment reported an operating loss of HK$50 million.

Subscription rose by 42% year-on-year to exceed 225,000 to enable the Group to maintain its position as one of the two clear leaders of Broadband access service in Hong Kong with a 25% market share.

This was achieved in part because of aggressive pricing, causing ARPU to decline by 20% to HK$180 per month. EBITDA increased by 125% to HK$ 210 million due to a 34% increase in turnover (to HK$450 million) and stable operating costs.

To maintain its market position, the Group has started to expand its delivery capability and to deploy new delivery technology during the year. These initiatives have expanded the capability of our platform and resulted in enhancement of our service quality as well as capacity to serve more subscribers.

Further enhancement of our multimedia content continued during the year with the launch of more fee-charging premium online channels. Leveraging on its television programmes, the Group is offering 160 hours of fresh programmes daily and has 2,800 hours of digitised video content in its inventory, spanning from news, sports, horse racing, general entertainment to adult programmes. Boosted by its unique and fresh content, the portals are gaining increasing recognition and subscription has been growing steadily. At the same time, the Group will pursue distribution of this content to other service providers, such as mobile operators with the imminent arrival of third-generation mobile communication.


i-cable.com
有線寬頻
送

# NEWS, INFORMATION AND ENTERTAINMENT –

## i-CABLE IS THERE WHENEVER AND WHEREVER YOU NEED THEM


CARTOON NETWORK
POWERPUFF GIRLS





*"CABLE TV's wide array of news and entertainment channels from around the world enable our guests from far corners to feel right at home. This higher level of guest satisfaction often means winning or losing a guest in this competitive marketplace."*

TONY LO
*Hotel Concierge*

## i-CABLE: A Way of Hong Kong Life Today

# Hong Kong Cable Enterprises Limited

Global Media In Force Limited was renamed Hong Kong Cable Enterprises Limited (HKCE) in June 2002. HKCE continues to act as the exclusive sales distributor for advertising airtime and international programme licensing for the Group, and to provide value-added promotional services.


HKC Enterprises
CABLE TV
Rate Card 2003

Thanks to the exclusive live coverage of the entire World Cup tournament on CABLE TV, HKCE achieved satisfactory revenue growth in 2002 amidst a soft advertising market.

During the year, new initiatives such as new formats of TV advertising were developed to explore new market potential. Initial market response has largely been positive.

For international programme licensing, HKCE continues to work towards the licensing and worldwide distribution of CABLE TV's entertainment, Cantonese news and current affairs programming. In late 2002, HKCE also started to negotiate with international TV stations and local mobile operators to distribute CABLE TV's newscasts and programme content via Broadband Internet.

# Programming Services

The Group's programming services scaled new heights in the year with the broadcast of the 2002 FIFA World Cup and the bold steps it has taken to digitise its production facilities. Digitisation has not only significantly enhanced production efficiency but also offered potential for new applications.

On the sports platform, World Cup broke new records of ratings and advertising income and was an effective branding tool, with the month-long World Cup Carnival being the star event. An innovative formula that combined variety entertainment with live soccer, the Carnival set numerous records in local television history. As World Cup fever took the city by storm, soccer stole the limelight from free TV and placed CABLE TV firmly at the centre of public attention.

There was no lack of offering for non-soccer events either. International competitions such as the Hong Kong Rugby Sevens was a broadcast and branding





success. The Busan Asian Games, rounding up the end of the year, was yet another branding and ratings success in 2002.

CABLE TV's prominence in sports was further enhanced by regular broadcasts of Italian Serie A, English Premier League, Spanish La Liga, German Bundesliga and UEFA Champions League action. Without a doubt, the Cable Sports Platform was synonymous with the best in sports during the year under review.

The state-of-the-art Digital News Centre is now in full operation following its commissioning in April 2002. The seamless integration of various operating platforms in the territory's first fully digitised news production centre has set a milestone for news production in the region.

Not resting on its laurels, the Group continued to sharpen its programme offerings, in particular the entertainment platform, to broaden our appeal to Hong Kong viewers. Plans are also afoot to launch a 24-hour Entertainment News Channel by the middle of this year, a concept combining round-the-clock reports on the latest developments in the entertainment world in Hong Kong and around the world with life-style magazine type variety programmes, to give a new definition to infotainment programmes in Hong Kong.

CABLE TV's productions continued to gain recognition internationally for their excellence. Promotions for the 2002 World Cup Campaign received the Gold World Medal from the prestigious PROMAX Awards, while 'Cable Reach', also for World Cup, was awarded a Gold Medal at the New York Festivals.



# NEWS, INFORMATION AND ENTERTAINMENT –

## i-CABLE IS THERE WHENEVER AND WHEREVER YOU NEED THEM



*"i-CABLE's financial portal enables me to give timely advice to the Company with up-to-the-minute movements in the financial markets even in the middle of a meeting."*

DEREK WONG
*Accounting Officer*



## i-CABLE: A Way of Hong Kong Life Today


美元
歐元
日圓
1.0826



# Network and Technology

Close to 2 million homes in Hong Kong were already "cable ready" by the end of 2002, out of which 1.9 million homes were served by the Group's high capacity two-way hybrid fibre coaxial network (HFC).

During the year, the Group also took steps to upgrade the network and deploy new delivery technology to further enhance the service quality of its Broadband service in line with the rapid growth of subscribers.



# Corporate and Community Affairs

At i-CABLE, we realise our success depends on attracting and retaining people who are bright, creative, energetic, and who share common values of integrity and honesty; service excellence; innovation and continuous improvement.

Managers spend much of their time coaching, developing, evaluating and mentoring capable people in one of the most rigorous talent development processes in the industry. We provide endless opportunities that attract the best people to join and stay with i-CABLE and many of the top managers were appointed by promotion from within the Group.

Although 2002 was a year of tight expense controls, we continued to invest in employee development to maintain a thriving and competitive workforce. Efforts were continually put on technology advancement programmes to better equip our employees to provide enhanced services to customers.

i-CABLE has always operated as a meritocracy. We established a system that rewarded top performers for their contributions and used clear measures to address under-performance so that the employee base could remain a competitive asset. Through a rigorous programme of accountability for business results, a portion of all employees' compensation is tied to the Company's performance, giving everyone a stake in the Company's results.

As a leading broadcasting and telecommunications service provider, the Group continued to participate in affairs of international and local professional and industry bodies. Our state-of-the-art Digital News Centre continued to attract industry peers who visited to share our experience in harnessing digital production technology.

Apart from participating in Community Chest fund-raising activities, the Group also launched a volunteer helpers drive to encourage its employees to participate in various community projects. The Group's employees also participated in fund raising projects of environmental groups as well as hospitals.


有線電視
CABLE TV

# NEWS, INFORMATION AND ENTERTAINMENT –

## i-CABLE IS THERE WHENEVER AND WHEREVER YOU NEED THEM









*"I would have very few friends if I could not play games with them on Broadband. And the best way to share the excitement of watching soccer on CABLE TV with my friends is not to be in the same room but to be in the same community online."*

KEVIN SUEN
*Primary School Student*

## i-CABLE: A Way of Hong Kong Life Today

# Outlook

2002 was a challenging year for Hong Kong and therefore for the Group. Nevertheless, our core businesses demonstrated exceptional capability to perform in a hostile operating environment brought by a severe economy and keener competition, thanks to our first or early mover advantage.

The challenge will be even greater this year with no signs of an economic recovery, the uncertainties surrounding the military conflict in the Middle East, the outbreak of the infectious disease SARS, the launch of a new Pay Television service and keen Broadband competition.

However, with the proprietary content that the Group has secured, the state-of-the-art production and transmission facilities the Group has built up in the past year, a solid customer base, and experience and infrastructure amassed in the provision of Pay Television service, it is ready to face up to these new challenges.

On the Broadband front, the business is built on a very competitive cost structure. With expansion of our service capability, we will continue to compete effectively in a keen market. Furthermore, with the digital content that it has amassed and its ability to deliver live content, the Group is in a good position to become a content provider when 3-G mobile communication service is introduced.

The Group will celebrate its 10th anniversary later this year. In the document that was submitted in September 1992 to support our licence bid, we have committed our service to the community with the motto

*"More Than Just Television –*
*A Way of Hong Kong Life Today"*

In the past decade, the Group has developed from an eight-channel Pay Television operator into a fully fledged, vertically integrated communications company that provides television and telecommunications services; owns and operates one of the territory's near universal networks; and produces its own content with state-of-the-art digital facilities.



The Group is one of Hong Kong's leading television service providers and programme producers, consistently commanding over 35% of total viewership in subscribers' homes around the clock; one of Hong Kong's top five media; the second largest Broadband service provider; and a prominent telecommunications network operator and owner. These achievements demonstrate our tenacity to prevail over a decade of economic recession, uncertainties and competition.

Subject to regulatory approval, the Group has plans to distribute a documentaries-based channel in Putonghua (known as the "Horizon Channel") to designated hotels and other premises in Mainland China. This would represent a small step in the Group's longer term plan to open up markets beyond Hong Kong.

The solid business foundation that we have built over these years, the active steps that we have taken to constantly improve and the investment that we have made to build for the future will steer us through the current economic difficulties and open new horizons.

## "More Than Just Television – A Way of Hong Kong Life Today"



# NEWS, INFORMATION AND ENTERTAINMENT –

## i-CABLE IS THERE WHENEVER AND WHEREVER YOU NEED THEM



*" My customers are thrilled by the excitement of watching soccer matches in a crowded and boisterous place. My restaurant used to be so quiet until I installed CABLE TV."*

JENNY LAI
*Restaurant Owner*





# i-CABLE: A Way of Hong Kong Life Today

# Financial Statements

Management Discussion and Analysis 29
Report of the Directors 32
Report of the Auditors 36
Consolidated Profit and Loss Account 37
Consolidated Balance Sheet 38
Company Balance Sheet 39
Statements of Changes in Equity 40
Consolidated Cash Flow Statement 41
Notes to the Accounts 42
Five-year Financial Summary 68
Disclosure of Further Corporate Information 69
Disclosure of Connected Transactions 77
Corporate Information 79

# Management Discussion and Analysis

## A. Review of 2002 Operating Results

The Group continued to achieve double digit percentage growth in total Pay TV and Broadband subscribers (16%), turnover (12%) and net profit before investment provision (14%) year-on-year against a backdrop of a weak economy and poor consumer sentiments.

Consolidated turnover increased by 12% to HK$2,161 million. Pay TV turnover grew by 7% to HK$1,711 million due to increases in both subscription and airtime sales revenues. Internet & Multimedia turnover increased by 34% to HK$450 million as the growth in Broadband subscribers was partly offset by a fall in ARPU. The Internet & Multimedia segment's share of total turnover rose to 21% in 2002 as compared to 17% in 2001.

Operating costs before depreciation increased by 9% to HK$1,430 million. The increase was attributable to higher programming costs which grew by 22% or HK$130 million primarily due to costs related to the 2002 FIFA World Cup. Network and other operating costs decreased 4% to HK$351 million, with lower international bandwidth costs partly offset by higher customer service costs. Selling, general and administrative expenses decreased by 1% to HK$347 million due mainly to lower marketing and overhead costs.

Earnings before interest, tax, depreciation and amortization or EBITDA rose by 19% to HK$731 million while EBITDA margin increased to 34% from 32% in 2001.

Depreciation increased by 16% to HK$504 million due mainly to capital investments in digital set-top boxes, Digital News Centre, cable modems and related network equipment. Operating profit improved by HK$47 million to reach HK$226 million.

Interest income dropped by 55% or HK$32 million year-on-year due to the low interest rate environment and a significant reduction in surplus funds after the early redemption of HK$1,500 million of convertible bonds in October 2002. Finance costs also decreased by HK$10 million due to the early convertible bond redemption.

Net profit before investment provision grew by 14% to HK$190 million from HK$167 million in the previous year.

The Group made a provision of HK$73 million for impairment of its venture investments in the technology sector out of a total investment cost of HK$93 million. The provision is expected to be one-off and has no impact on the Group's operations or cash flows. Following this provision, the net amount standing in the Group's balance sheet representing venture investments was HK$21 million.

Net profit attributable to shareholders for 2002 was HK$117 million, after the above impairment provision.

Basic earnings per share were 5.8 cents as compared to 8.3 cents in 2001.

## B. Segmental Information

### Pay Television

Turnover rose by 7% to HK$1,711 million, reflecting an 8% growth of subscribers in 2002 to surpass 605,000 and higher airtime sales revenues as a result of World Cup. Churn rate dropped to 1.6% per month from 1.8% per month in 2001 with the positive impact from the Group's anti-piracy initiatives, while ARPU increased by HK$1 to HK$233 per month. EBITDA declined slightly by HK$6 million to HK$629 million while operating profit dropped 5% to HK$332 million in 2002 primarily due to higher programming costs resulting from the 2002 FIFA World Cup.

# Management Discussion and Analysis *continued*

**Internet & Multimedia**

Internet and Multimedia turnover grew by 34% to HK$450 million as Broadband subscribers rose by 42% to surpass 225,000. ARPU declined by 20% to HK$180 due to aggressive pricing strategy to maintain subscriber growth momentum under a competitive operating environment. EBITDA increased by 125% to HK$210 million due to increase in turnover and stable operating costs. Operating profit of HK$9 million was achieved as compared to HK$50 million loss for 2001.

## C. Liquidity and Financial Resources

In October 2002, the Group made an early redemption of HK$1,500 million of its HK$1,800 million convertible bonds to reduce its net financing cost. The repayment was financed primarily by the Group's surplus cash whose average yield was less than 2% per annum, far below the 4% per annum interest payable on the fixed rate convertible bonds. The Group has also arranged HK$800 million in short term bank credit facilities to enhance its liquidity position.

The Group's net debt position as at December 31, 2002 was HK$196 million, being HK$386 million of bank loans, HK$300 million of convertible bonds bearing a fixed interest rate of 4% due to be repaid in November 2003, offset by deposits with financial institutions, investment in debt securities and, cash and bank balances. The ratio of net debt to total assets as at December 31, 2002 was 7%. All of the Group's borrowings, and cash and cash equivalents were denominated in Hong Kong dollars.

The consolidated net asset value of the Group as at December 31, 2002 was HK$1,512 million, or HK$0.75 per share. There were no charges on any of the Group's assets.

The Group's assets, liabilities, revenues and expenses were mainly denominated in Hong Kong dollars or U.S. dollars and the exchange rate between these two currencies has remained pegged. The Group thereby did not expect to be affected to any significant extent by fluctuations in exchange rates. There was also no need to make use of any financial instruments for hedging purpose.

Capital expenditure for the year amounted to HK$559 million as compared to HK$626 million in the previous year. Major items included investments on digital set-top boxes and cable modems and related equipment, and network expansion. These items are expected to continue to be the major areas of capital expenditure for the Group in 2003.

The Group is comfortable with its present financial and liquidity position. Cash to be generated from the Group's operations and funds available from external sources are expected to be adequate to fund known upcoming capital expenditures and working capital requirements.

## D Significant Investments and Acquisitions

The Group had invested HK$93 million in unlisted non-trading investments since 2000 and did not engage in any material acquisitions or disposals of subsidiaries or associated companies during the year. During the year, HK$73 million provisions for impairment were made based on management's judgement of the fair value of the investments on the balance sheet date.

## E. Contingent liabilities

At December 31, 2002, there were contingent liabilities in respect of guarantees, indemnities and letters of awareness given by the Company on behalf of subsidiaries relating to overdraft and guarantee facilities of banks of up to HK$19 million of which only HK$7 million was utilised by the subsidiaries.

The Group is in discussion with the Inland Revenue Department regarding the deductibility of certain interest payments claimed in previous years' tax computations with estimated maximum net exposure to the Group of HK$35 million at December 31, 2002. The outcome of the discussion is uncertain but management is of the view that there are ample grounds to support the deductibility of the interest expenses.

## F. Human Resources

The Group had a total of 2,641 employees at the end of the year. Total salaries and related costs incurred in 2002 amounted to HK$722 million.

To continuously increase the overall calibre of the organization and strengthen the "pay-for-performance" culture, we reengineered our performance management, compensation and reward programmes at the beginning of the year. A portion of each employee's compensation is tied to the Group's overall results, the respective unit's achievements and the individual's performance. The Group also operates an Employee Share Option Scheme.

## G. Operating Environment and Competition

The operating environment will continue to be difficult with new players entering the market and no immediate signs of an economic recovery.

In the Pay TV segment, TVB announced in February the divestiture of its stake in Galaxy to below 50%, thereby clearing a regulatory hurdle precedent to Galaxy's launch of a Pay TV service, which is generally expected before the end of this year. Yes TV, meanwhile, has been granted a one-year extension to meet the capital investment commitment under its licence. While these developments have yet to show significant real impact on the Pay TV market, the Group has started to sharpen its competitiveness on all fronts to respond to market changes.

In the Broadband segment, the Group pre-empted the competition with an aggressive marketing strategy. As a result of that, short-term margin was sacrificed in favour of long-term market share gain. This slowed the pace of growth of this segment as a revenue engine.

## H. Prospects

2002 was a challenging year for Hong Kong and therefore for the Group. Nevertheless, our core businesses demonstrated exceptional capability to perform in a hostile operating environment, thanks to our first or early mover advantage.

The challenge will be even greater this year with no signs of an economic recovery, the uncertainties surrounding the military conflict in the Middle East, the launch of a new Pay Television service and keen Broadband competition.

However, with the proprietary content that the Group has secured, the state-of-the-art production and transmission facilities the Group has built up in the past year, a solid customer base, and experience and infrastructure amassed in the provision of Pay Television service, it is ready to face up to these new challenges.

On the Broadband front, the business is built on a very competitive cost structure. With expansion of our service capability, we will continue to compete effectively in a keen market. Furthermore, with the digital content that it has amassed and its ability to deliver live content, the Group is in a good position to become a content provider when 3-G mobile communication service is introduced.

The Group will celebrate its 10th anniversary later this year. In the document that was submitted in September 1992 to support our licence bid, we have committed our service to the community with the motto

*"More than just television – a way of Hong Kong life today"*

In the past decade, the Group has developed from an eight-channel Pay Television operator into a fully fledged, vertically integrated communications company that provides television and telecommunications services; owns and operates one of the territory's near universal networks and produces its own content with state-of-the-art digital facilities.

The Group is one of Hong Kong's leading television service providers and programme producers, consistently commanding over 35% of total viewership in subscribers' homes around the clock; one of Hong Kong's top five media; the second largest Broadband service provider; and a prominent telecommunications network operator and owner. These achievements demonstrate our tenacity to prevail over a decade of economic recession, uncertainties and competition.

The solid business foundation that we have built over these years, the active steps that we have taken to constantly improve and the investment that we have made to build for the future will steer us through the current economic difficulties.

# Report of the Directors

The Directors have pleasure in submitting their Report and the Audited Statement of Accounts for the financial year ended December 31, 2002.

## Principal Activities and Trading Operations

The principal activity of the Company is investment holding and those of its subsidiaries are set out in Note 32 to the Accounts on pages 62 and 63.

During the financial year, more than 90% of the trading operations of the Company and its subsidiaries in terms of both turnover and operating profit (before borrowing costs) were carried on in Hong Kong. An analysis of the principal activities of the trading operations of the Company and its subsidiaries during the financial year is set out in Note 3 to the Accounts on pages 48 and 49.

## Subsidiaries

Particulars of the Company's subsidiaries at December 31, 2002 are set out in Note 32 to the Accounts on pages 62 and 63.

## Results, Appropriations and Reserves

The results of the Group for the financial year ended December 31, 2002 are set out in the Consolidated Profit and Loss Account on page 37.

Appropriations of profits and movements in reserves during the financial year are set out in the Statements of Changes in Equity on page 40.

## Financial Summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is given on page 68.

## Dividends

An interim dividend of 1.5 cents per share was paid on October 23, 2002. The Directors now recommend the payment on July 3, 2003 of a final dividend of 1.5 cents per share in respect of the financial year ended December 31, 2002, payable to Shareholders on record as at May 29, 2003. This recommendation has been disclosed in the Accounts.

## Share Capital

During the financial year, upon exercises by certain grantees of options granted under the Company's Share Option Scheme (the "Company's Scheme"), a total of 5,234,400 ordinary shares of HK$1.00 each of the Company, credited as fully paid, were allotted and issued by the Company at a subscription price of HK$3.30 per share.

## Property, Plant and Equipment

Movements in property, plant and equipment during the financial year are set out in Note 12 to the Accounts on page 54.

## Bank Loans, Overdrafts and Other Borrowings

Particulars of all bank loans, overdrafts and/or other borrowings of the Company and of the Group as at December 31, 2002, all being repayable on demand or within a period not exceeding one year, are set out in Note 23 to the Accounts on page 57.

Details of certain convertible bonds previously issued and partly redeemed by the Company are set out in Note 23 to the Accounts on page 57.

## Donations

The Group made donations during the financial year totalling HK$846,000.

## Directors

The Directors of the Company during the financial year were Mr. Stephen T. H. Ng, Dr. David K. D. Hsu, Mr. F. K. Hu, Mr. John T. Hung (resigned on February 1, 2002), Mr. Victor C. W. Lo, Dr. Dennis T. L. Sun, Mr. Paul Y. C. Tsui and Sir Gordon Y. S. Wu.

Subsequent to the year end, Mr. Paul Y. C. Tsui tendered his resignation as a Director of the Company, and the Board of Directors approved the appointment of Messrs. Quinn Y. K. Law and Samuel S. F. Wong as Directors of the Company, all with effect from April 1, 2003.

Messrs. Quinn Law and Samuel Wong, being appointed as Directors of the Company after the last Annual General Meeting, are due to retire from the Board in accordance with Article 78 of the Company's Articles of Association, and Dr. David Hsu and Mr. Victor Lo are also due to retire from the Board by rotation in accordance with Article 82, at the forthcoming Annual General Meeting. Dr. David Hsu has decided not to stand for re-election. The other retiring Directors, being eligible, offer themselves for re-election.

With the exception of the Chairman of the Company (who is not subject to retirement by rotation under the provisions of the Company's Articles of Association) together with Dr. David Hsu, Mr. Quinn Law, Mr. Victor Lo and Mr. Samuel Wong (who are due to retire from the Board at the forthcoming Annual General Meeting as mentioned above), the remaining three present Directors would continue to serve on the Board for a period of one or two years in future until they become due to retire from the Board by rotation in 2004 and 2005 in accordance with Article 82 of the Company's Articles of Association.

None of the Directors has a service contract with the Company or any of its subsidiaries which is not determinable by the employer within one year without payment of compensation.

## Directors' Interests in Shares

At December 31, 2002, Directors of the Company had the following beneficial interests in the ordinary shares of the Company, of its parent company, namely, The Wharf (Holdings) Limited ("Wharf"), and of a subsidiary of Wharf, namely, Harbour Centre Development Limited ("Harbour Centre"):

| | No. of Shares | Nature of Interest |
|---|---|---|
| **The Company** | | |
| Mr. Stephen T. H. Ng | 1,000,000 | Personal interest |
| **Wharf** | | |
| Mr. Stephen T. H. Ng | 650,057 | Personal interest |
| **Harbour Centre** | | |
| Mr. F. K. Hu | 50,000 | Corporate interest |

*Note: The 50,000 shares regarding 'Corporate Interest' in which Mr. F. K. Hu was taken to be interested as stated above was the interest held by a corporation in general meetings of which Mr. Hu was either entitled to exercise (or was taken under the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") to be able to exercise) or control the exercise of one-third or more of the voting power.*

# Report of the Directors *continued*

During the year, a Director of the Company held certain personal interests in and exercised certain options to subscribe for ordinary shares of the Company granted under the Company's Scheme as follows:

| Name of Director | | Date granted (Day/Month/Year) | No. of ordinary shares represented by unexercised options outstanding as at 01/01/2002 | No. of ordinary shares represented by options exercised during the financial year | No. of ordinary shares represented by unexercised options outstanding as at 31/12/2002 | Period during which rights exercisable (Day/Month/Year) | Price per share to be paid on exercise of options (HK$) | Consideration paid for the options granted (HK$) |
|---|---|---|---|---|---|---|---|---|
| Mr. Stephen T. H. Ng | (i) | 08/02/2000 | 1,500,000 | – | 1,500,000 | 01/04/2001 to 31/12/2009 | 10.49 | 10 |
| | (ii) | 19/02/2001 | 300,000 | (150,000) | 150,000 | 01/04/2003 to 31/12/2003 | 3.30 | 10 |
| | (iii) | 19/02/2001 | 800,000 | (100,000) | 700,000 | 01/07/2002 to 31/12/2005 | 3.30 | 10 |

Except as disclosed above, as recorded in the register kept by the Company under section 29 of the SDI Ordinance in respect of information required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the SDI Ordinance or to the Model Code for Securities Transactions by Directors of Listed Companies:

(i) there were no interests held as at December 31, 2002 by any Directors and Chief Executive of the Company in securities of the Company and its associated corporations (within the meaning of the SDI Ordinance), and

(ii) there existed during the financial year no rights to subscribe for equity or debt securities of the Company which were held by any Directors or Chief Executive of the Company or any of their spouses or children under 18 years of age nor had there been any exercises during the financial year of any such rights by any of them.

## Substantial Shareholders' Interests

Given below are the names of all parties which were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital of the Company and the respective relevant numbers of shares in which they were, and/or were deemed to be, interested as at December 31, 2002 as recorded in the register kept by the Company under section 16(1) of the SDI Ordinance:

| | Names | No. of Ordinary Shares |
|---|---|---|
| (i) | Wharf Communications Limited | 1,600,009,246 |
| (ii) | The Wharf (Holdings) Limited | 1,600,009,246 |
| (iii) | Diplock Holdings Limited | 1,602,624,303 |
| (iv) | WF Investment Partners Limited | 1,602,624,303 |
| (v) | Wheelock and Company Limited | 1,603,046,729 |
| (vi) | Bermuda Trust (Guernsey) Limited | 1,603,046,729 |

*Note: For the avoidance of doubt and double counting, it should be noted that duplication occurs in respect of all of the above-stated shareholdings to the extent that the shareholdings stated against parties (i) and (ii) above represent the same block of shares; such shareholdings are entirely duplicated or included in the shareholdings stated against party (iii) above, with the same duplication of the shareholdings in respect of (iii) in (iv), (iv) in (v) and (v) in (vi). All of the abovenamed parties were deemed to be interested in the relevant shareholdings under the SDI Ordinance as at December 31, 2002.*

### Interests in Contracts

No contract of significance in relation to the Company's business to which the Company, its subsidiaries or its ultimate holding company or any subsidiary of that ultimate holding company was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the financial year or at any time during the financial year.

### Management Contracts

On November 1, 1999, the Company entered into a management service agreement with Wharf Limited, a wholly-owned subsidiary of Wharf, whereby Wharf Limited agreed to continue to provide or procure the provision of services including corporate secretarial services, treasury services, the provision of services in relation to corporate finance for obtaining borrowings and the provision of management personnel and other general corporate services to the Group after the Company became a publicly-listed company in November 1999. Messrs. S. T. H. Ng and P. Y. C. Tsui were Directors of both the Company and Wharf Limited during the financial year.

### Arrangements to Purchase Shares or Debentures

At no time during the financial year was the Company, its subsidiaries or its ultimate holding company or any subsidiary of that ultimate holding company a party to any arrangement to enable the Directors of the Company to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate, with the exception of the options to subscribe for ordinary shares of the Company and Wharf previously granted under the Company's Scheme and Wharf's Executive Share Incentive Scheme (the "Wharf's Scheme") to, *inter alia*, certain employees of the Company or its subsidiaries and certain executives of Wharf or its subsidiaries respectively, some of whom were Directors of the Company during the financial year.

Under the rules of the two schemes (subject to any such restrictions or alterations as may be prescribed or provided under the Listing Rules of the Stock Exchange from time to time in force), shares of the Company and Wharf would be issued at such prices, not being less than 80% and 90% respectively of the Company's and Wharf's average closing prices on the Stock Exchange for the five trading days immediately preceding the date of offer of the options, and the relevant options would be exercisable during such periods, not being beyond the expiration of 10 years from the date of grant, as determined by the boards of directors of the Company and Wharf respectively. During the financial year, certain shares of the Company and Wharf were allotted and issued to Mr. S. T. H. Ng, a Director of the Company, on his exercise of options under the Company's Scheme and the Wharf's Scheme respectively.

### Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any listed securities of the Company during the financial year.

### Auditors

The Accounts now presented have been audited by KPMG, Certified Public Accountants, who retire and being eligible, offer themselves for re-appointment.

By Order of the Board
**Wilson W. S. Chan**
*Secretary*

Hong Kong, March 18, 2003

# Report of the Auditors



**To the shareholders of i-CABLE Communications Limited**
*(Incorporated in Hong Kong with limited liability)*

We have audited the accounts on pages 37 to 67 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

### Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

### Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the company's and the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

### Opinion

In our opinion, the accounts give a true and fair view of the state of the affairs of the company and of the group as at 31 December 2002 and of the group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

**KPMG**
*Certified Public Accountants*

Hong Kong, March 18, 2003

# Consolidated Profit and Loss Account

For the year ended December 31, 2002

| | Note | 2002 HK$'000 | 2001 HK$'000 |
|---|---|---|---|
| **Turnover** | 2,3 | **2,160,788** | 1,930,999 |
| Programming costs | | **(732,205)** | (601,731) |
| Network and other operating expenses | | **(351,148)** | (364,100) |
| Selling, general and administrative expenses | | **(346,742)** | (350,680) |
| **Profit from operations before depreciation** | | **730,693** | 614,488 |
| Depreciation | | **(504,258)** | (434,659) |
| **Profit from operations** | 3 | **226,435** | 179,829 |
| Interest income | 5 | **26,355** | 58,649 |
| Non-operating (expense) / income | 4 | **(198)** | 1,027 |
| Impairment loss on investments | | **(72,870)** | – |
| Finance costs | 5 | **(62,463)** | (72,013) |
| **Profit before taxation** | 5 | **117,259** | 167,492 |
| **Taxation** | 6(a) | **-** | – |
| **Profit attributable to shareholders** | 9 | **117,259** | 167,492 |
| **Dividends attributable to the year** | 10 | | |
| Interim dividend declared during the year | | **30,289** | – |
| Final dividend proposed after the balance sheet date | | **30,289** | 50,350 |
| | | **60,578** | 50,350 |
| **Earnings per share** | | | |
| Basic | 11 | **5.8 cents** | 8.3 cents |
| Diluted | 11 | **5.8 cents** | 8.3 cents |

*The notes on pages 42 to 67 form part of these accounts.*

# Consolidated Balance Sheet

At December 31, 2002

| | Note | 2002<br>HK$'000 | 2001<br>HK$'000 |
|---|---|---|---|
| **Non-current assets** | | | |
| Property, plant and equipment | 12 | **2,302,189** | 2,257,267 |
| Programming library | 13 | **148,851** | 210,620 |
| Non-current investments | 14 | **20,957** | 78,925 |
| Non-current deposits with a financial institution | 16 | **-** | 312,000 |
| | | **2,471,997** | 2,858,812 |
| **Current assets** | | | |
| Inventories | 19 | **24,477** | 36,475 |
| Accounts receivable from trade debtors | 20 | **89,480** | 98,023 |
| Deposits, prepayments and other receivables | | **32,312** | 42,394 |
| Amounts due from fellow subsidiaries | 21 | **8,197** | 7,757 |
| Deposits with financial institutions | 16 | **468,000** | - |
| Investments in debt securities | 17 | **15,746** | - |
| Cash and cash equivalents | 22 | **6,696** | 1,212,410 |
| | | **644,908** | 1,397,059 |
| **Current liabilities** | | | |
| Amounts due to trade creditors | 24 | **53,448** | 46,829 |
| Accrued expenses and other payables | | **322,547** | 400,992 |
| Receipts in advance and customers' deposits | | **383,751** | 390,280 |
| Interest-bearing borrowings | 23 | **686,299** | 8,357 |
| Taxation | 6(b) | **2,007** | 2,088 |
| Amounts due to fellow subsidiaries | 26 | **16,758** | 12,831 |
| Amount due to immediate holding company | 27 | **531** | 500 |
| | | **1,465,341** | 861,877 |
| **Net current (liabilities) / assets** | | **(820,433)** | 535,182 |
| **Total assets less current liabilities** | | **1,651,564** | 3,393,994 |
| **Non-current liabilities** | | | |
| Interest-bearing borrowings | 23 | **-** | 1,800,000 |
| Deferred taxation | 31 | **139,796** | 150,619 |
| | | **139,796** | 1,950,619 |
| **NET ASSETS** | | **1,511,768** | 1,443,375 |
| **Capital and reserves** | | | |
| Share capital | 30 | **2,019,234** | 2,014,000 |
| Reserves | | **(507,466)** | (570,625) |
| | | **1,511,768** | 1,443,375 |

*The notes on pages 42 to 67 form part of these accounts.*

*Approved and authorised for issue by the Board of Directors on March 18, 2003.*

**Stephen T. H. Ng**
*Chairman and Chief Executive Officer*

**Paul Y. C. Tsui**
*Director*

# Company Balance Sheet

At December 31, 2002

| | Note | 2002 HK$'000 | 2001 HK$'000 |
|---|---|---|---|
| **Non-current assets** | | | |
| Investments in subsidiaries | *15* | **8** | 8 |
| Amounts due from subsidiaries | *18* | **8,009,156** | 8,638,068 |
| | | **8,009,164** | 8,638,076 |
| **Current assets** | | | |
| Prepayments and other receivables | | **482** | 954 |
| Dividends receivable from a subsidiary | | **-** | 500,000 |
| Cash and cash equivalents | *22* | **486** | 32 |
| | | **968** | 500,986 |
| **Current liabilities** | | | |
| Accrued expenses and other payables | | **3,146** | 2,896 |
| Interest-bearing borrowings | *23* | **686,299** | - |
| Amounts due to subsidiaries | *25* | **47,364** | 4 |
| Amount due to a fellow subsidiary | *26* | **6,469** | 6,398 |
| | | **743,278** | 9,298 |
| **Net current (liabilities)/assets** | | **(742,310)** | 491,688 |
| **Total assets less current liabilities** | | **7,266,854** | 9,129,764 |
| **Non-current liabilities** | | | |
| Interest-bearing borrowings | *23* | **-** | 1,800,000 |
| **NET ASSETS** | | **7,266,854** | 7,329,764 |
| **Capital and reserves** | | | |
| Share capital | *30* | **2,019,234** | 2,014,000 |
| Reserves | | **5,247,620** | 5,315,764 |
| | | **7,266,854** | 7,329,764 |

*The notes on pages 42 to 67 form part of these accounts.*

*Approved and authorised for issue by the Board of Directors on March 18, 2003.*

**Stephen T. H. Ng**
*Chairman and Chief Executive Officer*

**Paul Y. C. Tsui**
*Director*

# Statements of Changes in Equity

For the year ended December 31, 2002

| | Share capital HK$'000 | Share premium HK$'000 | Investment revaluation reserve HK$'000 | Revenue reserve HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|
| **Group** | | | | | |
| Balance at January 1, 2001* | 2,014,000 | 4,826,326 | – | (5,549,943) | 1,290,383 |
| Profit for the year | – | – | – | 167,492 | 167,492 |
| Deficit on revaluation of investments and net loss not recognised in the profit and loss account | – | – | (14,500) | – | (14,500) |
| Balance at December 31, 2001* | 2,014,000 | 4,826,326 | (14,500) | (5,382,451) | 1,443,375 |
| Profit for the year | – | – | – | 117,259 | 117,259 |
| Dividend approved in respect of the previous year | – | – | – | (50,350) | (50,350) |
| Dividend declared in respect of the current year | – | – | – | (30,289) | (30,289) |
| Deficit on revaluation of investments and net loss not recognised in the profit and loss account | – | – | (58,156) | – | (58,156) |
| Transfer to the profit and loss account on impairment of investments | – | – | 72,870 | – | 72,870 |
| Transfer to the profit and loss account on disposal of debt securities | – | – | (214) | – | (214) |
| Shares issued under share option scheme | 5,234 | 12,039 | – | – | 17,273 |
| Balance at December 31, 2002* | 2,019,234 | 4,838,365 | – | (5,345,831) | 1,511,768 |
| **Company** | | | | | |
| Balance at January 1, 2001 | 2,014,000 | 4,826,326 | – | (1,908) | 6,838,418 |
| Profit for the year | – | – | – | 491,346 | 491,346 |
| Balance at December 31, 2001 | 2,014,000 | 4,826,326 | – | 489,438 | 7,329,764 |
| Profit for the year | – | – | – | 456 | 456 |
| Dividend approved in respect of the previous year | – | – | – | (50,350) | (50,350) |
| Dividend declared in respect of the current year | – | – | – | (30,289) | (30,289) |
| Shares issued under share option scheme | 5,234 | 12,039 | – | – | 17,273 |
| Balance at December 31, 2002 | 2,019,234 | 4,838,365 | – | 409,255 | 7,266,854 |

At December 31, 2002, reserves of the Company available for distribution to shareholders amounted to HK$409,255,000 (December 31, 2001: HK$489,438,000).

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

* *Included in the Group's revenue reserve is positive goodwill written off against reserves in prior years amounting to HK$197,785,000.*

*The notes on pages 42 to 67 form part of these accounts.*

# Consolidated Cash Flow Statement

For the year ended December 31, 2002

| | Note | 2002 HK$'000 | 2001 HK$'000 |
|---|---|---|---|
| **Operating activities** | | | |
| Profit before taxation | | **117,259** | 167,492 |
| Adjustments for: | | | |
| Finance costs | | **62,463** | 72,013 |
| Interest income | | **(26,355)** | (58,649) |
| Depreciation | | **504,258** | 434,659 |
| Amortisation of programming library | | **152,861** | 103,253 |
| Impairment loss on investments | | **72,870** | - |
| Gain on disposal of investments | | **(469)** | - |
| Impairment loss of property, plant and equipment | | **1,671** | - |
| Loss/(profit) on disposal of property, plant and equipment | | **198** | (1,027) |
| **Operating profit before changes in working capital** | | **884,756** | 717,741 |
| Decrease/(increase) in inventories | | **16,020** | (2,812) |
| Decrease/(increase) in accounts receivable from trade debtors | | **8,543** | (4,737) |
| Decrease in deposits, prepayments and other receivables | | **10,989** | 1,697 |
| (Increase)/decrease in amounts due from fellow subsidiaries | | **(440)** | 12,551 |
| Increase in amounts due to trade creditors | | **17,541** | 2,143 |
| Decrease in accrued expenses and other payables | | **(23,603)** | (15,546) |
| (Decrease)/increase in receipts in advance and customers' deposits | | **(6,529)** | 75,792 |
| Increase in amounts due to fellow subsidiaries | | **3,927** | 5,176 |
| Increase in amount due to immediate holding company | | **31** | 335 |
| **Cash generated from operations** | | **911,235** | 792,340 |
| Interest received | | **25,448** | 58,773 |
| Interest paid | | **(62,382)** | (108,013) |
| Hong Kong taxation paid | | **(10,904)** | (8,952) |
| **Net cash from operating activities** | | **863,397** | 734,148 |
| **Investing activities** | | | |
| Purchase of property, plant and equipment | | **(608,689)** | (641,466) |
| Additions to programming library | | **(107,652)** | (113,495) |
| Proceeds from sales of property, plant and equipment | | **4,333** | 3,756 |
| Placement of deposits with financial institutions | | **(156,000)** | (312,000) |
| Purchase of debt securities | | **(46,861)** | - |
| Proceeds from disposal of debt securities | | **31,182** | - |
| **Net cash used in investing activities** | | **(883,687)** | (1,063,205) |
| **Financing activities** | | | |
| Proceeds from new bank loans | | **386,299** | - |
| Proceeds from shares issued under share option scheme | | **17,273** | - |
| Dividends paid | | **(80,639)** | - |
| Redemption of convertible bonds | | **(1,500,000)** | - |
| **Net cash used in financing activities** | | **(1,177,067)** | - |
| **Net decrease in cash and cash equivalents** | | **(1,197,357)** | (329,057) |
| **Cash and cash equivalents at January 1** | | **1,204,053** | 1,533,110 |
| **Cash and cash equivalents at December 31** | 22 | **6,696** | 1,204,053 |

*The notes on pages 42 to 67 form part of these accounts.*

# Notes to the accounts

## Note 1 Significant accounting policies

(a) Statement of compliance

These accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants ("HKSA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

(b) Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost except for certain investments in securities which are recorded at fair value as explained in the accounting policies set out below.

(c) Subsidiaries and controlled enterprises

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern their financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated accounts, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in the same way as other investments in securities as set out in Note 1(q) below.

All material intra-Group transactions and balances are eliminated on consolidation.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see Note 1(r) below), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Company, in which case, it is stated at fair value with changes in fair value recognised in the same way as other investments in securities as set out in Note 1(q) below.

(d) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired.

For acquisitions before January 1, 2001, positive goodwill is eliminated against reserves and is reduced by impairment losses (see Note 1(r) below).

For acquisitions on or after January 1, 2001, positive goodwill is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life. Positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses (see Note 1(r) below).

On disposal of a controlled subsidiary during the year, any attributable amount of purchased goodwill not previously amortised through the consolidated profit and loss account or which has previously been dealt with as a movement on Group reserves is included in the calculation of the profit or loss on disposal.

Note 1 **Significant accounting policies** *continued*

(e) Property, plant and equipment and depreciation

Property, plant and equipment are stated in the balance sheet at cost, less accumulated depreciation and any accumulated impairment losses (see Note 1(r) below). Cost includes materials, labour and an appropriate proportion of overhead and borrowing costs directly attributable to acquisition, construction or production of such property, plant and equipment that necessarily take a substantial period of time to get ready for their intended use. Estimated cost of dismantling and removing the property, plant and equipment and restoring the site, to the extent that it is recognised as a provision under SSAP 28 "Provisions, contingent liabilities and contingent assets" issued by the HKSA, is also included.

Depreciation is provided on a straight-line basis on the cost of the equipment required to support a fully operating network and cable television system at rates determined by the estimated useful lives of the assets ranging from five to 20 years, adjusted by the appropriate pre-maturity fraction during the pre-maturity period, which began with the first earned subscriber revenue on October 31, 1993 and was to continue until the earlier of the attainment of a predetermined subscriber level and December 31, 1996. The pre-maturity period ended on November 30, 1996, when the predetermined subscriber level was attained. Depreciation is provided on a straight-line basis on the cost of other assets at rates determined by the estimated useful lives of the assets ranging from two to 40 years.

The principal annual depreciation rates used are as follows:

| | |
|---|---|
| Network, decoders, cable modems and television production systems | 5% to 50% |
| Furniture, fixtures, other equipment and motor vehicles | 10% to 33.33% |
| Leasehold land | Shorter of 40 years and unexpired term of land leases |
| Buildings | 2.5% |
| Leasehold improvements | 8.33% |

(f) Programming library

Programming library consists of costs in respect of programming licence agreements for rights of presentation pertaining to commissioned programmes and acquired programmes, and are stated in the balance sheet at cost less accumulated amortisation and any impairment losses (see Note 1(r) below). Amortisation is charged to the profit and loss account on an accelerated basis over the licence period or over the estimated number of future showings. Subsequent expenditure on programmes after initial acquisition is recognised as an expense when incurred.

Costs of in-house programmes are written off in the period in which they are incurred.

(g) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is determined by the Group based on the expected replacement cost of the inventories net of provisions for obsolescence.

# Notes to the accounts *continued*

## Note 1 Significant accounting policies *continued*

(h) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(i) Revenue recognition

Revenue is recognised in the profit and loss account provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if any, can be measured reliably as follows:

(i) Income from the provision of subscription television and Internet services is recognised at the time when the services are provided.

(ii) Installation fees are recognised upon completion of the related installation work to the extent of direct selling costs.

(iii) Where packaged service fees comprise a number of elements and the fees can be allocated on a reasonable basis into elements of subscription service and installation service, revenue is recognised in accordance with the accounting policies set out in Note 1(i)(i) and (ii) above. Where packaged service fees cannot be allocated into individual elements, the fees are deferred and recognised evenly over the term of the service period.

(iv) Advertising income net of agency deductions is recognised on telecast of the advertisement. When an advertising contract covers a specified period, the related income is recognised evenly over the contract period.

(v) Programme licensing income is recognised on a straight-line basis over the licence period or in full upon delivery of the programmes concerned in accordance with the terms of the licence contracts, and is stated net of withholding tax.

(vi) When the outcome of construction contracts relating to the Group's satellite television services business can be estimated reliably, revenue from a fixed price contract is recognised using the percentage of completion method, measured with reference to the percentage of contract costs incurred to date relative to the estimated total contract costs. When the outcome of such construction contracts cannot be estimated reliably, revenue is recognised only to the extent that recovery of contract costs is probable.

(vii) Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

(viii) Interest income is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

(j) Borrowing costs

Borrowing costs are expensed in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use.

Note 1 **Significant accounting policies** *continued*

(k) Deferred taxation
Deferred taxation is calculated under the liability method in respect of the taxation effect arising from all timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

(l) Operating leases
Rentals payable and rentals receivable in respect of assets held or provided under operating leases are recognised in the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received or granted are recognised in the profit and loss account as an integral part of the aggregate net lease rentals payable or receivable.

(m) Foreign currency translation
The functional currency of the Group's operations is the Hong Kong dollar.

Foreign currency transactions are translated into Hong Kong dollars at the market rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the market rates of exchange ruling at the balance sheet date. Exchange gains and losses on foreign currency translation are dealt with in the profit and loss account.

(n) Allowance for doubtful accounts
An allowance for doubtful accounts is provided upon the evaluation of the recoverability of the receivables at the balance sheet date.

(o) Construction contracts
The accounting policy for contract revenue is set out in Note 1(i)(vi) above. When the outcome of a construction contract can be estimated reliably, contract costs are recognised as an expense with reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that total contract costs will exceed the total contract revenue, the expected loss is recognised as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

Construction contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognised profits less recognised losses and progress billings. Amounts received before the related work is performed are included under current liabilities, and amounts billed but not yet paid by the customer for work performed on a contract are included under current assets.

(p) Related party transactions
For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

# Notes to the accounts *continued*

## Note 1 Significant accounting policies *continued*

(q) Other investments in securities

(i) Non-trading securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the investment revaluation reserve until the security is sold, collected, or otherwise disposed of, or until there is objective evidence that the security is impaired, at which time the relevant cumulative gain or loss is transferred from the investment revaluation reserve to the profit and loss account.

Transfers from the investment revaluation reserve to the profit and loss account as a result of impairments are reversed when the circumstances and events that led to the impairment cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(ii) Trading securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the profit and loss account as they arise.

(r) Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or any impairment loss previously recognised no longer exists or may have decreased:

- property, plant and equipment;
- investments in subsidiaries (except for those accounted for as other investments in securities as mentioned in Note 1(c) above);
- programming library; and
- goodwill.

If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

(i) *Calculation of recoverable amount*

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

(ii) *Reversals of impairment losses*

In respect of assets other than goodwill, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

Note 1 **Significant accounting policies** *continued*

(s) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing services (business segment), or in providing services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment.

Unallocated items mainly comprise financial and corporate assets, interest-bearing borrowings and corporate and financing expenses.

(t) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Company or the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(u) Employee benefits

(i) Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group.

(ii) Contributions to defined contribution plans, including contributions to Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the profit and loss account as incurred, except to the extent that they are included in the cost of property, plant and equipment not yet recognised as an expense.

(iii) When the Group grants employees options to acquire shares of the Company, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

# Notes to the accounts *continued*

## Note 2 Turnover

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are set out in Note 32 to the accounts.

Turnover comprises principally subscription and installation fees for cable television and Internet services and also includes equipment rental, advertising income net of agency deductions, marketing contributions, channel service fees, television relay service income, programme licensing income, fibre network and satellite television systems maintenance income, project management service fees, sales of satellite television systems, television magazine sales, late payment charges to subscribers and similar income.

## Note 3 Segment information

Business segments

| | Pay television | | Internet and multimedia | | Consolidated | |
|---|---|---|---|---|---|---|
| | **2002 HK$'000** | 2001 HK$'000 | **2002 HK$'000** | 2001 HK$'000 | **2002 HK$'000** | 2001 HK$'000 |
| *Revenue* | | | | | | |
| External revenue | **1,710,767** | 1,595,362 | **450,021** | 335,637 | **2,160,788** | 1,930,999 |
| *Result* | | | | | | |
| Segment result | **331,757** | 349,323 | **8,668** | (49,692) | **340,425** | 299,631 |
| Unallocated corporate expenses | | | | | **(113,990)** | (119,802) |
| Profit from operations | | | | | **226,435** | 179,829 |
| Interest income | | | | | **26,355** | 58,649 |
| Non-operating (expense) / income | | | | | **(198)** | 1,027 |
| Impairment loss on investments | | | | | **(72,870)** | - |
| Finance costs | | | | | **(62,463)** | (72,013) |
| Taxation | | | | | **-** | - |
| Profit attributable to shareholders | | | | | **117,259** | 167,492 |
| *Assets* | | | | | | |
| Segment assets | **1,619,901** | 1,726,945 | **948,179** | 886,527 | **2,568,080** | 2,613,472 |
| Unallocated corporate assets | | | | | **548,825** | 1,642,399 |
| Consolidated total assets | | | | | **3,116,905** | 4,255,871 |
| *Liabilities* | | | | | | |
| Segment liabilities | **485,752** | 550,628 | **265,331** | 279,441 | **751,083** | 830,069 |
| Unallocated corporate liabilities | | | | | **854,054** | 1,982,427 |
| Consolidated total liabilities | | | | | **1,605,137** | 2,812,496 |
| *Other information* | | | | | | |
| Capital expenditure | | | | | | |
| – property, plant and equipment | **352,115** | 336,018 | **200,825** | 286,034 | | |
| – programming library | **91,092** | 81,078 | | | | |
| Depreciation | **296,826** | 285,016 | **201,758** | 143,198 | | |
| Amortisation | **152,728** | 103,200 | | | | |

## Note 3 Segment information *continued*

Geographical segments

No geographical segment information is shown, as during the periods presented, less than 10% of the Group's segment revenue, segment result and segment assets are derived from activities conducted outside Hong Kong.

## Note 4 Non-operating (expense) / income

This comprises net (loss) / profit on disposal of property, plant and equipment.

## Note 5 Profit before taxation

Profit before taxation is stated after charging/(crediting):

| | 2002 HK$'000 | 2001 HK$'000 |
|---|---|---|
| Interest income | | |
| Interest income from listed investments | **(1,402)** | (8,691) |
| Interest income from deposits with banks and other financial institutions | **(24,259)** | (49,655) |
| Other interest income | **(694)** | (303) |
| | **(26,355)** | (58,649) |
| Finance costs | | |
| Interest expenses on bank loans and overdrafts repayable within five years | **1,861** | 13 |
| Interest expenses on convertible bonds repayable within five years | **60,602** | 72,000 |
| | **62,463** | 72,013 |
| Other items | | |
| Depreciation: | | |
| – assets held for use in operating leases | **59,265** | 32,453 |
| – others | **444,993** | 402,206 |
| Amortisation of programming library* | **152,861** | 103,253 |
| Cost of inventories | **12,671** | 23,841 |
| Rentals payable under operating leases in respect of land and buildings | **43,271** | 42,736 |
| Contribution to defined contribution plans | **35,405** | 32,925 |
| Impairment loss on investments | **72,870** | – |
| Auditors' remuneration | **2,035** | 1,802 |
| Rentals receivable under operating leases in respect of: | | |
| Subleased land and buildings | **(5,773)** | (7,146) |
| Owned plant and machinery | **(27,865)** | (30,955) |
| Net realised gain on disposal of listed debt securities | **(469)** | – |

* *Amortisation of programming library is included within programming costs in the consolidated results of the Group.*

# Notes to the accounts *continued*

## Note 5 Profit before taxation *continued*

Operating expenses are analysed by nature in compliance with SSAP 1, "Presentation of Financial Statements" as follows:

| | **2002** **HK$'000** | 2001 HK$'000 |
|---|---|---|
| Depreciation and amortisation (including amortisation of programming library) | **657,119** | 537,912 |
| Staff costs | **620,276** | 627,455 |
| Other operating expenses | **656,958** | 585,803 |
| Total operating costs | **1,934,353** | 1,751,170 |

## Note 6 Taxation

(a) Taxation in the consolidated profit and loss account represents:

| | **2002** **HK$'000** | 2001 HK$'000 |
|---|---|---|
| Provision for Hong Kong Profits Tax for the year | **10,827** | 8,825 |
| Over provision in respect of prior year | **(4)** | – |
| Deferred tax credit (Note 31(a)) | **(10,823)** | (8,825) |
| | **–** | – |

The provision for Hong Kong Profits Tax is calculated separately on the taxable profit of each entity within the Group at 16% (2001: 16%).

(b) Taxation in the balance sheet represents:

| | **Group** | |
|---|---|---|
| | **2002** **HK$'000** | 2001 HK$'000 |
| Provision for Hong Kong Profits Tax for the year | **10,827** | 8,825 |
| Provisional Profits Tax paid | **(8,820)** | (6,737) |
| | **2,007** | 2,088 |

## Note 7 Directors' emoluments

Details of Directors' emoluments are as follows:

| | 2002 HK$'000 | 2001 HK$'000 |
|---|---|---|
| Fees | **142** | 144 |
| Basic salaries, housing and other allowances, and benefits in kind | **2,210** | 2,978 |
| Retirement scheme contributions | **121** | 128 |
| Discretionary bonuses and/or performance related bonuses | **5,163** | 4,040 |
| Compensation for loss of office | **-** | - |
| Inducement for joining the Group | **-** | - |
| | **7,636** | 7,290 |

Included in the Directors' emoluments were fees of HK$100,000 (2001: HK$72,000) payable to the independent non-executive Directors. Furthermore, reimbursement of expenses of HK$29,000 (2001: HK$16,000) was paid to an independent non-executive Director.

Except Directors' fees of HK$142,000 (2001: HK$144,000), all of the Directors' emoluments disclosed above were paid directly by the Company's ultimate holding company, The Wharf (Holdings) Limited ("Wharf") (or its wholly owned subsidiaries) to the relevant Directors. Wharf recovered such costs from the Group by charging a management fee (see Note 36(v)).

In addition to the above emoluments, certain Directors were granted share options under the Company's share option scheme and Wharf's share option scheme. The details of these benefits in kind are disclosed under the paragraph "Share Option Scheme of the Company" in Disclosure of Further Corporate Information.

The emoluments of the Directors are within the following bands:

| HK$ | 2002 Number of directors | 2001 Number of directors |
|---|---|---|
| Nil - 1,000,000 | **7** | 9 |
| 4,500,001 - 5,000,000 | **-** | 1 |
| 6,500,001 - 7,000,000 | **1** | - |
| | **8** | 10 |

# Notes to the accounts *continued*

## Note 8 Individuals with highest emoluments

Of the five individuals with the highest emoluments, one (2001: one) is a director whose emoluments are disclosed in Note 7. The aggregate of the emoluments in respect of the other four (2001: four) individuals are as follows:

| | **2002 HK$'000** | 2001 HK$'000 |
|---|---|---|
| Basic salaries, housing and other allowances, and benefits in kind | **8,862** | 9,030 |
| Retirement scheme contributions | **694** | 778 |
| Discretionary bonuses and/or performance related bonuses | **2,920** | 3,128 |
| Compensation for loss of office | **–** | – |
| Inducement for joining the Group | **–** | – |
| | **12,476** | 12,936 |

The emoluments of the four (2001: four) individuals with the highest emoluments are within the following bands:

| HK$ | **2002 Number of individuals** | 2001 Number of individuals |
|---|---|---|
| 2,500,001 - 3,000,000 | **2** | 2 |
| 3,000,001 - 3,500,000 | **1** | 1 |
| 3,500,001 - 4,000,000 | **1** | 1 |
| | **4** | 4 |

## Note 9 Profit attributable to shareholders

The profit attributable to shareholders includes a profit of HK$456,000 (2001: HK$491,346,000) which has been dealt with in the accounts of the Company.

## Note 10 Dividends

(a) Dividends attributable to the year

| | **2002** **HK$'000** | 2001 HK$'000 |
|---|---|---|
| Interim dividend declared and paid of 1.5 cents per share (2001: Nil) | **30,289** | – |
| Final dividend proposed after the balance sheet date of 1.5 cents per share (2001: 2.5 cents per share) | **30,289** | 50,350 |
| | **60,578** | 50,350 |

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividend attributable to the previous financial year, approved and paid during the year

| | **2002** **HK$'000** | 2001 HK$'000 |
|---|---|---|
| Final dividend in respect of the previous financial year, approved and paid during the year, of 2.5 cents per share (2001: Nil) | **50,350** | – |

## Note 11 Basic and diluted earnings per share

(a) Basic earnings per share
The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$117,259,000 (2001: HK$167,492,000) and the weighted average number of ordinary shares outstanding during the year of 2,016,284,165 (2001: 2,014,000,000).

(b) Diluted earnings per share
The calculation of diluted earnings per share is based on the profit attributable to shareholders of HK$117,259,000 (2001: HK$167,492,000) and the weighted average number of ordinary shares of 2,026,931,374 (2001: 2,022,501,763) after adjusting for the effects of all dilutive potential ordinary shares.

(c) Reconciliations

| | **2002** **Number of individuals** | 2001 Number of individuals |
|---|---|---|
| Weighted average number of ordinary shares used in calculating basic earnings per share | **2,016,284,165** | 2,014,000,000 |
| Deemed issue of ordinary shares for no consideration | **10,647,209** | 8,501,763 |
| Weighted average number of ordinary shares used in calculating diluted earnings per share | **2,026,931,374** | 2,022,501,763 |

The potential issue of ordinary shares in connection with the Company's convertible bonds would not give rise to a decrease in earnings per share and therefore had no dilutive effect on the calculation of diluted earnings per share.

# Notes to the accounts *continued*

## Note 12 Property, plant and equipment

| | Group | | | | | | |
|---|---|---|---|---|---|---|---|
| | | | Leasehold land and buildings in Hong Kong | | | | |
| | Network, decoders, cable modems and television production systems HK$'000 | Furniture, fixtures, other equipment and motor vehicles HK$'000 | Long lease HK$'000 | Medium lease HK$'000 | Short lease HK$'000 | Leasehold improvements HK$'000 | Total HK$'000 |
| Cost | | | | | | | |
| At January 1, 2002 | 4,511,128 | 446,428 | 3,306 | 1,938 | 70 | 260,721 | 5,223,591 |
| Additions | 500,225 | 39,412 | – | 735 | – | 19,032 | 559,404 |
| Disposals | (79,204) | (12,265) | – | – | – | (1,105) | (92,574) |
| Reclassification | (5,275) | – | – | – | – | – | (5,275) |
| At December 31, 2002 | 4,926,874 | 473,575 | 3,306 | 2,673 | 70 | 278,648 | 5,685,146 |
| Accumulated depreciation | | | | | | | |
| At January 1, 2002 | 2,465,654 | 365,222 | 989 | 92 | 70 | 134,297 | 2,966,324 |
| Charge for the year | 452,131 | 27,597 | 76 | 55 | – | 24,399 | 504,258 |
| Impairment loss | 1,671 | – | – | – | – | – | 1,671 |
| Written back on disposals | (75,712) | (11,702) | – | – | – | (629) | (88,043) |
| Reclassification | (1,253) | – | – | – | – | – | (1,253) |
| At December 31, 2002 | 2,842,491 | 381,117 | 1,065 | 147 | 70 | 158,067 | 3,382,957 |
| Net book value | | | | | | | |
| At December 31, 2002 | 2,084,383 | 92,458 | 2,241 | 2,526 | – | 120,581 | 2,302,189 |
| At December 31, 2001 | 2,045,474 | 81,206 | 2,317 | 1,846 | – | 126,424 | 2,257,267 |

As at December 31, 2002, the gross carrying amounts of property, plant and equipment of the Group held for use in operating leases were HK$322,921,000 (2001: HK$177,386,000) and the related accumulated depreciation was HK$132,796,000 (2001: HK$36,873,000).

## Note 13 Programming library

| | Group HK$'000 |
|---|---|
| Cost | |
| At January 1, 2002 | 480,956 |
| Programming licences and rights acquired | 91,092 |
| Written off | (91,651) |
| At December 31, 2002 | 480,397 |
| Accumulated amortisation | |
| At January 1, 2002 | 270,336 |
| Charge for the year | 152,861 |
| Written off | (91,651) |
| At December 31, 2002 | 331,546 |
| Net book value | |
| At December 31, 2002 | 148,851 |
| At December 31, 2001 | 210,620 |

## Note 14 Non-current investments

| | Group | |
|---|---|---|
| | **2002 HK$'000** | 2001 HK$'000 |
| Unlisted equity securities | **20,957** | 78,925 |

## Note 15 Investments in subsidiaries

| | Company | |
|---|---|---|
| | **2002 HK$'000** | 2001 HK$'000 |
| Unlisted shares at cost | **8** | 8 |

Particulars of subsidiaries are set out in Note 32.

# Notes to the accounts *continued*

## Note 16 Deposits with financial institutions

The deposits placed with financial institutions and maturing in 2003 are credit-linked to investment grade debt securities issued by corporates, including a fellow subsidiary.

## Note 17 Investments in debt securities

| | Group | |
|---|---|---|
| | **2002 HK$'000** | 2001 HK$'000 |
| Listed outside Hong Kong, at market value | **15,746** | – |

## Note 18 Amounts due from subsidiaries

Amounts due from subsidiaries are unsecured and interest free, except for an amount of HK$686,298,621 (2001: HK$1,800,000,000) outstanding at 31 December 2002 which bears interest at rates ranging from 2.03% to 4% per annum, and have no fixed terms of repayment.

## Note 19 Inventories

| | Group | |
|---|---|---|
| | **2002 HK$'000** | 2001 HK$'000 |
| Spare parts, consumables and equipment held for resale | **41,739** | 55,052 |
| Less: Provision for obsolescence | **(17,262)** | (18,577) |
| | **24,477** | 36,475 |

Included in spare parts, consumables and equipment held for resale are inventories of HK$24,477,000 (2001: HK$36,475,000) stated net of provision made in order to state these inventories at the lower of their cost and estimated net realisable value.

## Note 20 Accounts receivable from trade debtors

An ageing analysis of accounts receivable from trade debtors (net of allowance for doubtful accounts) is set out as follows:

| | Group | |
|---|---|---|
| | **2002 HK$'000** | 2001 HK$'000 |
| 0 to 30 days | **63,700** | 71,550 |
| 31 to 60 days | **12,951** | 13,916 |
| 61 to 90 days | **6,327** | 7,270 |
| Over 90 days | **6,502** | 5,287 |
| | **89,480** | 98,023 |

The Group has a defined credit policy. The general credit terms allowed range from 0 to 30 days.

## Note 21 Amounts due from fellow subsidiaries

Amounts due from fellow subsidiaries are unsecured, interest free and repayable on demand.

## Note 22 Cash and cash equivalents

| | Group | | Company | |
|---|---|---|---|---|
| | **2002 HK$'000** | 2001 HK$'000 | **2002 HK$'000** | 2001 HK$'000 |
| Bank deposits | **–** | 1,209,944 | **–** | – |
| Cash at bank and on hand | **6,696** | 2,466 | **486** | 32 |
| Cash and cash equivalents in the balance sheet | **6,696** | 1,212,410 | **486** | 32 |
| Bank overdrafts | **–** | (8,357) | **–** | – |
| Cash and cash equivalents in the cash flow statement | **6,696** | 1,204,053 | **486** | 32 |

## Note 23 Interest-bearing borrowings

| | Group | | Company | |
|---|---|---|---|---|
| | **2002 HK$'000** | 2001 HK$'000 | **2002 HK$'000** | 2001 HK$'000 |
| Convertible bonds | **300,000** | 1,800,000 | **300,000** | 1,800,000 |
| Less: Due over one year included under non-current liabilities | **–** | (1,800,000) | **–** | (1,800,000) |
| | **300,000** | – | **300,000** | – |
| Unsecured bank loans | **386,299** | – | **386,299** | – |
| Unsecured bank overdrafts | **–** | 8,357 | **–** | – |
| Due within one year included under current liabilities | **686,299** | 8,357 | **686,299** | – |

Convertible bonds of principal value HK$300 million (2001: HK$1,800 million) are held by the Wharf group and are convertible to shares at a price of HK$11.95 per share, which would result in the issue of approximately 25 million (2001: 151 million) shares upon full conversion, to rank pari passu and carry the same rights and privileges in all respects as other shares of the Company.

The term of the bonds is four years from November 24, 1999, the date on which the Company's shares commenced trading on The Stock Exchange of Hong Kong Limited. Interest is payable at the rate of 4% per annum, payable semi-annually in arrears.

The holders of the bonds may require the Company to convert part or all of the bonds at any time during the 4-year term of the bonds, subject to certain conditions. The Company may repurchase bonds at any time at any price by agreement with the bondholder.

During the year, the Company has redeemed at face value a portion of the convertible bonds in the amount of HK$1,500 million. The early redemption was approved by independent shareholders at an extraordinary general meeting held on October 22, 2002. Unless previously repurchased, cancelled, redeemed or converted, the remaining portion of the convertible bonds of HK$300 million will be redeemed at their principal amount on maturity.

# Notes to the accounts *continued*

## Note 24 Amounts due to trade creditors

An ageing analysis of amounts due to trade creditors is set out as follows:

| | Group | |
|---|---|---|
| | **2002 HK$'000** | 2001 HK$'000 |
| 0 to 30 days | **13,746** | 7,389 |
| 31 to 60 days | **15,304** | 17,172 |
| 61 to 90 days | **16,560** | 8,584 |
| Over 90 days | **7,838** | 13,684 |
| | **53,448** | 46,829 |

## Note 25 Amounts due to subsidiaries

Amounts due to subsidiaries are unsecured, interest free, and have no fixed terms of repayment.

## Note 26 Amounts due to fellow subsidiaries

Amounts due to fellow subsidiaries are unsecured, interest free, and repayable on demand.

## Note 27 Amount due to immediate holding company

Amount due to immediate holding company is unsecured, interest free, and has no fixed term of repayment.

## Note 28 Current assets and current liabilities

Included under current assets and current liabilities are amounts which are expected to be recovered/settled after more than one year as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **2002 HK$'000** | 2001 HK$'000 | **2002 HK$'000** | 2001 HK$'000 |
| Inventories | **21,518** | 18,167 | **–** | – |
| Accounts receivable from trade debtors | **–** | 2,548 | **–** | – |
| Deposits, prepayments and other receivables | **6,418** | 6,660 | **–** | – |
| Amounts due from fellow subsidiaries | **7,510** | 7,129 | **–** | – |
| Accrued expenses and other payables | **(15,785)** | – | **–** | – |
| Receipts in advance and customers' deposits | **(94,797)** | (86,749) | **–** | – |
| Amounts due to fellow subsidiaries | **–** | (13) | **–** | – |

## Note 29 Equity compensation benefits

Pursuant to the Company's share option scheme, the Board of Directors is authorised to grant options to eligible employees to subscribe for ordinary shares of the Company at prices as determined by the Board of Directors in accordance with the terms of the scheme.

Details of the share option scheme are disclosed under the paragraph "Share Option Scheme of the Company" in Disclosure of Further Corporate Information.

(a) Movements in share options

| | **2002 Number** | 2001 Number |
|---|---|---|
| At January 1 | **66,843,000** | 19,520,000 |
| Issued | **380,000** | 50,034,000 |
| Exercised | **(5,234,400)** | – |
| Lapsed | **(3,445,000)** | (2,711,000) |
| At December 31 | **58,543,600** | 66,843,000 |
| Options vested at December 31 | **18,520,500** | 3,792,000 |

(b) Terms of unexpired and unexercised share options at balance sheet date

| Date granted | Exercise period | Exercise price | **2002 Number** | 2001 Number |
|---|---|---|---|---|
| February 8, 2000 | April 1, 2001 to December 31, 2009 | HK$10.49 | **17,820,000** | 18,960,000 |
| February 19, 2001 | July 1, 2002 to December 31, 2003 | HK$3.30 | **27,243,800** | 33,001,000 |
| February 19, 2001 | July 1, 2002 to December 31, 2005 | HK$3.30 | **13,099,800** | 14,882,000 |
| October 9, 2002 | January 1, 2004 to December 31, 2005 | HK$3.30 | **380,000** | – |
| | | | **58,543,600** | 66,843,000 |

# Notes to the accounts *continued*

## Note 29 Equity compensation benefits *continued*

(c) Details of share options granted during the year at a consideration of HK$10

| Date granted | Exercise period | Exercise price | 2002 Number | 2001 Number |
|---|---|---|---|---|
| February 19, 2001 | July 1, 2002 to December 31, 2003 | HK$3.30 | – | 34,813,000 |
| February 19, 2001 | July 1, 2002 to December 31, 2005 | HK$3.30 | – | 15,221,000 |
| October 9, 2002 | January 1, 2004 to December 31, 2005 | HK$3.30 | **380,000** | – |
| | | | **380,000** | 50,034,000 |

(d) Details of share options exercised during the year

| Exercise period | Exercise price | Market value per share at exercise date | Proceeds received | Number |
|---|---|---|---|---|
| July 2, 2002 to September 13, 2002 | HK$3.30 | Range from HK$3.60 to HK$4.75 | HK$17,273,000 | 5,234,000 |

## Note 30 Share capital

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | **No. of shares '000** | **HK$'000** | No. of shares '000 | HK$'000 |
| Authorised | | | | |
| Ordinary shares of HK$1 each | **8,000,000** | **8,000,000** | 8,000,000 | 8,000,000 |
| Issued and fully paid | | | | |
| At January 1 | **2,014,000** | **2,014,000** | 2,014,000 | 2,014,000 |
| Shares issued under share option scheme | **5,234** | **5,234** | – | – |
| At December 31 | **2,019,234** | **2,019,234** | 2,014,000 | 2,014,000 |

During the year, options were exercised to subscribe for 5,234,000 ordinary shares in the Company at a consideration of HK$17,273,000, of which HK$5,234,000 was credited to share capital and the balance of HK$12,039,000 was credited to the share premium account.

## Note 31 Deferred taxation

(a) *Movements in deferred taxation comprise:*

| | Group | |
|---|---|---|
| | **2002** | 2001 |
| | **HK$'000** | HK$'000 |
| At January 1 | **150,619** | 159,444 |
| Transfer to the profit and loss account (Note 6(a)) | **(10,823)** | (8,825) |
| At December 31 | **139,796** | 150,619 |

The amounts provided for deferred taxation represent mainly tax depreciation allowances in excess of the related accounting depreciation.

(b) Major components of the net deferred tax asset of the Group not provided for are as follows:

| | Group | |
|---|---|---|
| | **2002** | 2001 |
| | **HK$'000** | HK$'000 |
| Future benefit of tax losses | **1,039,899** | 1,046,728 |
| Tax depreciation allowances in excess of related accounting depreciation | **(124,626)** | (112,153) |
| Provision for obsolete inventories | **32** | 32 |
| | **915,305** | 934,607 |

# Notes to the accounts *continued*

## Note 32 Particulars of subsidiaries

The subsidiaries of the Company at December 31, 2002 were as follows:

| Name of company | Place of incorporation / operation | Principal activities | Particulars of issued capital, all fully paid | Percentage of ordinary shares held Directly | Indirectly |
|---|---|---|---|---|---|
| Apex Victory Limited | British Virgin Islands | Investment holding | 500 ordinary shares of US$1 each | 100 | - |
| Cable Network Communications Limited | Hong Kong | Investment holding | 100 ordinary shares of HK$1 each | 100 | - |
| | | | 2 non-voting deferred shares of HK$1 each | - | - |
| Hong Kong Cable Enterprises Limited (formerly Global Media In Force Limited) | Hong Kong | Advertising airtime, programme licensing and online shopping | 2 ordinary shares of HK$1 each | - | 100 |
| Hong Kong Cable Television Limited | Hong Kong | Pay television services | 1,000,000,000 ordinary shares of HK$1 each | - | 100 |
| i-CABLE Cineplex Limited | Hong Kong | Inactive | 10,000,000 ordinary shares of HK$1 each | - | 100 |
| i-CABLE China Limited | British Virgin Islands | Inactive | 500 ordinary shares of US$1 each | - | 100 |
| i-CABLE Network Limited | Hong Kong | Network operation services | 100 ordinary shares of HK$1 each | - | 100 |
| | | | 2 non-voting deferred shares of HK$1 each | - | - |
| i-CABLE Satellite Television Limited | Hong Kong | Non-domestic television services | 2 ordinary shares of HK$1 each | - | 100 |
| i-CABLE WebServe Limited | Hong Kong | Internet and multimedia services | 2 ordinary shares of HK$1 each | - | 100 |
| i-CABLE Ventures Limited | British Virgin Islands | Investment holding | 500 ordinary shares of US$1 each | 100 | - |
| Kreuger Assets Limited | British Virgin Islands | Investment holding | 500 ordinary shares of US$1 each | - | 100 |
| Maspon Company Limited | Hong Kong | Investment holding | 100 ordinary shares of HK$1 each | - | 100 |
| | | | 2 non-voting deferred shares of HK$1 each | - | - |
| Moscan Assets Limited | British Virgin Islands | Investment holding | 500 ordinary shares of US$1 each | - | 100 |
| New Television and Film International Limited | Hong Kong | Inactive | 2 ordinary shares of HK$10 each | - | 100 |

## Note 32 Particulars of subsidiaries *continued*

| Name of company | Place of incorporation / operation | Principal activities | Particulars of issued capital, all fully paid | Percentage of ordinary shares held Directly | Indirectly |
|---|---|---|---|---|---|
| Rediffusion Engineering Limited | Hong Kong | Systems installation and operation | 100 ordinary shares of HK$1 each | - | 100 |
| | | | 2 non-voting deferred shares of HK$1 each | - | - |
| Rediffusion (Hong Kong) Limited | Hong Kong | Cable television relay services | 100 ordinary shares of GBP0.50 each | - | 100 |
| | | | 40,000 non-voting deferred shares of GBP0.50 each | - | - |
| Rediffusion Satellite Services Limited | Hong Kong | Satellite television systems | 1,000 ordinary shares of HK$10 each | - | 100 |
| Riddlewood Company Limited | Hong Kong | Investment holding | 2 ordinary shares of HK$1 each | - | 100 |
| Wisdom Global Holdings Limited | British Virgin Islands | Investment holding | 500 ordinary shares of US$1 each | - | 100 |

Details of partnerships held indirectly through subsidiaries at December 31, 2002 were as follows:

| Name of partnership | Law under which incorporated | Principal activities | Percentage of interest |
|---|---|---|---|
| The Cable Leasing Partnership | Hong Kong | Leasing | 100 |
| The Network Leasing Partnership | Hong Kong | Leasing | 100 |

## Note 33 Operating leases

(a) Significant leasing arrangements

The Group leases a number of premises under operating leases for use as office premises, carparks, warehouses, district centres, retail shops, remote camera sites, multipoint microwave distribution system transmission sites and hub sites. The terms of the leases vary and may be renewable on a monthly basis or run for an initial period of three to fifteen years, with an option to renew the lease after that date at which time all terms are renegotiated. Lease payments are usually adjusted every two to three years to reflect market rentals. None of the leases includes contingent rentals.

Some of the leased properties have been sublet by the Group under operating leases. The terms of the subleases vary and may be renewable on a monthly basis or run for an initial period of three years, with an option to renew the lease after that date at which time all terms are renegotiated.

The Group leases out cable modem equipment to subscribers under operating leases. Prior to June 2002, the terms of the leases vary and may run for an initial period of not more than twelve months with automatic renewal on a year-to-year basis at rates prevailing at the time of expiry, unless terminated by the lessees by giving 30 days' written notice prior to the lease expiry date. With effect from June 2002, the terms of the leases were revised to become renewable on a monthly basis. The Group also leases out decoders to cable television subscribers under operating leases starting from year 2002 with the leases renewable on a monthly basis. None of the leases includes contingent rentals.

# Notes to the accounts *continued*

## Note 33 Operating leases *continued*

(b) Operating lease commitments

The total future minimum lease payments payable under non-cancellable operating leases are as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **HK$'000** | HK$'000 | **HK$'000** | HK$'000 |
| Within one year | **35,366** | 36,199 | **–** | – |
| After one year but within five years | **81,633** | 106,481 | **–** | – |
| After five years | **2,753** | 13,529 | **–** | – |
| | **119,752** | 156,209 | **–** | – |

(c) Future operating lease income

(i) The total future minimum sublease payments receivable under non-cancellable subleases at December 31, 2002 amounted to HK$9,412,000 (2001: HK$15,039,000).

(ii) The total future minimum lease payments receivable in respect of cable modem equipment and decoders under non-cancellable operating leases are as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **HK$'000** | HK$'000 | **HK$'000** | HK$'000 |
| Within one year | **1,829** | 5,274 | **–** | – |

## Note 34 Capital commitments

Capital commitments outstanding as at December 31, 2002 not provided for in the accounts were as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **HK$'000** | HK$'000 | **HK$'000** | HK$'000 |
| Authorised and contracted for | | | | |
| – Plant and equipment | **61,006** | 160,743 | **–** | – |
| – Programming rights | **13** | 2,626 | **–** | – |
| | **61,019** | 163,369 | **–** | – |
| Authorised but not contracted for | | | | |
| – Plant and equipment | **77,871** | 132,343 | **–** | – |
| – Programming rights | **13,672** | 28,907 | **–** | – |
| | **91,543** | 161,250 | **–** | – |

## Note 35 Contingent liabilities

As at December 31, 2002, there were contingent liabilities in respect of the following:

(i) Performance bond amounting to HK$10 million (2001: HK$20 million) given to the Telecommunications Authority of Hong Kong as required under the Group's fixed telecommunications network services licence.

(ii) The Company has undertaken to provide financial support to certain of its subsidiaries in order to enable them to continue to operate as going concerns.

(iii) Guarantees, indemnities and letters of awareness to banks totalling HK$19 million (2001: HK$151 million) in respect of overdraft and guarantee facilities given by those banks to the subsidiaries. Of this amount, at December 31, 2002, HK$7 million (2001: HK$41 million) was utilised by the subsidiaries.

(iv) The Group is currently in discussion with the Inland Revenue Department regarding the deductibility of certain interest payments claimed in previous years' tax computations. The outcome of the discussion is uncertain. The management of the Group is of the view that there are ample grounds to support the deductibility of the interest expense and accordingly, no provision has been made in this respect. In addition, the immediate holding company has indemnified the Group against any liability for tax which may arise in consequence of an event occurring on or before November 1, 1999. It is estimated that the maximum tax exposure at December 31, 2002 amounted to HK$99 million (2001: HK$97 million), of which HK$64 million (2001: HK$72 million) will be indemnified by the immediate holding company.

## Note 36 Related party transactions

The following represent material related party transactions between the Group and related parties during the year ended December 31, 2002:

| | **2002 HK$'000** | 2001 HK$'000 |
|---|---|---|
| Interest expenses on convertible bonds held by the Wharf group (Note (i)) | **60,602** | 72,000 |
| Rentals payable and related management fees on land and buildings (Note (ii)) | **40,551** | 40,700 |
| Rentals receivable on land and buildings (Note (iii)) | **(4,446)** | (5,769) |
| Network repairs and maintenance services charge (Note (iv)) | **(20,556)** | (16,307) |
| Management fees (Note (v)) | **13,423** | 12,797 |
| Computer services (Note (vi)) | **12,236** | 9,106 |
| Leased line and Public Non-Exclusive Telecommunications Service ("PNETS") charges and international bandwidth access charges (Note (vii)) | **23,799** | 20,916 |
| Project management fees (Note (viii)) | **(7,558)** | (10,371) |

# Notes to the accounts *continued*

## Note 36 Related party transactions *continued*

*Notes:*

(i) This represents interest expenses on convertible bonds held by the Wharf group.

(ii) These represent rentals and related management fees paid to fellow subsidiaries in respect of office premises, car parks, warehouses, district centres, retail shops and hub sites. As at December 31, 2002, related rental deposits amounted to HK$8,711,000 (2001: HK$8,773,000).

(iii) This represents rental received from a fellow subsidiary in respect of the lease of office premises.

(iv) This represents service charges to a fellow subsidiary in relation to the operation, repair and maintenance of ducts, cables and ancillary equipment.

(v) This represents costs incurred by a fellow subsidiary on the Group's behalf which were recharged to the Group.

(vi) This represents service charges paid to a fellow subsidiary for computer system maintenance and consulting services provided.

(vii) This represents service fees paid to a fellow subsidiary in respect of the leasing of datalines, PNETS charges and international bandwidth access charges incurred.

(viii) This represents fees received from a fellow subsidiary for the provision of project management services.

Included in Note 12 were additions to property, plant and equipment totalling HK$1,397,000 (2001: HK$5,854,000) constructed by a fellow subsidiary on behalf of the Group during the year ended December 31, 2002.

As described in Note 23, during the year, the Company has early redeemed convertible bonds in the principal amount of HK$1,500 million held by the Wharf group at face value after obtaining independent shareholders' approval at an extraordinary general meeting held on October 22, 2002.

The immediate holding company has issued deeds of indemnity in respect of certain litigation, taxation and costs arising in respect of the period prior to the Reorganisation. The Group is not charged for these indemnities.

## Note 37 Post balance sheet event

After the balance sheet date the Directors proposed a final dividend. Further details are disclosed in Note 10.

## Note 38 Comparative figures

The presentation and classification of items in the consolidated cash flow statement have been changed due to the adoption of the requirements of SSAP15 (revised 2001) "Cash Flow Statements". As a result, cash flow items from taxation, returns on investments and servicing of finance (other than dividends paid) have been classified into operating activities while dividends paid have been classified into financing activities. A detailed breakdown of cash flows from operating activities has also been included on the face of the consolidated cash flow statement. Comparative figures have been reclassified to conform with the current year's presentation.

## Note 39 Ultimate holding company

The Directors consider the ultimate holding company at December 31, 2002 to be The Wharf (Holdings) Limited, which is incorporated in Hong Kong.

## Note 40 Approval of accounts

The accounts were approved and authorised for issue by the Directors on March 18, 2003.

# Five-year Financial Summary

(Expressed in HK$'million)

| | 1998 | 1999 | 2000 | 2001 | **2002** |
|---|---|---|---|---|---|
| **Results** | | | | | |
| Turnover | 1,262 | 1,346 | 1,649 | 1,931 | **2,161** |
| Operating expenses (excluding network rental expense) | (1,609) | (1,590) | (1,656) | (1,751) | **(1,935)** |
| Network rental income | 252 | 208 | – | – | **–** |
| Network rental expense | (143) | (117) | – | – | **–** |
| Profit/(loss) from operations | (238) | (153) | (7) | 180 | **226** |
| Interest income | – | 11 | 101 | 58 | **26** |
| Non-operating income/(expense) | (4) | (6) | (2) | 1 | **–** |
| Impairment loss on investments | – | – | – | – | **(73)** |
| Finance costs | (332) | (90) | (72) | (72) | **(62)** |
| Profit/(loss) before taxation | (574) | (238) | 20 | 167 | **117** |
| Taxation - credit | 5 | 1 | – | – | **–** |
| Profit/(loss) attributable to shareholders | (569) | (237) | 20 | 167 | **117** |
| **Assets and Liabilities** | | | | | |
| Property, plant and equipment | 2,783 | 2,033 | 2,072 | 2,257 | **2,302** |
| Programming library | 123 | 223 | 233 | 211 | **149** |
| Non-current financial assets | – | 39 | 93 | 79 | **21** |
| Long term deposits | – | – | – | 312 | **–** |
| Current assets | 176 | 1,756 | 1,728 | 1,397 | **645** |
| Total assets | 3,082 | 4,051 | 4,126 | 4,256 | **3,117** |
| Current liabilities | 8,243 | 815 | 877 | 862 | **1,465** |
| Non-current liabilities | 172 | 1,966 | 1,959 | 1,951 | **140** |
| Total liabilities | 8,415 | 2,781 | 2,836 | 2,813 | **1,605** |
| Share capital | – | 2,014 | 2,014 | 2,014 | **2,019** |
| Reserves | (5,333) | (744) | (724) | (571) | **(507)** |
| Total liabilities and equity | 3,082 | 4,051 | 4,126 | 4,256 | **3,117** |

*Note:* The results for the years ended December 31, 1998 and 1999 and the balance sheet as at December 31, 1998 have been prepared on a combined basis as if the Group structure, at the time when the Company's shares were listed on The Stock Exchange of Hong Kong Limited, had been in existence throughout the years concerned.

# Disclosure of Further Corporate Information

Set out below is information disclosed pursuant to the Rules Governing the Listing of Securities (the "Listing Rules") of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"):-

## (A) Biographical Details of Directors and Senior Managers

### (I) Directors

**Stephen T. H. Ng, Chairman and Chief Executive Officer (Age: 50)**
Mr. Ng became Chairman of the Company in August 2001. He has been a Director, President and Chief Executive Officer since 1999 and formerly was the Deputy Chairman of the Company. He is also the deputy chairman and managing director of The Wharf (Holdings) Limited ("Wharf"), deputy chairman of Wheelock and Company Limited ("Wheelock"), a director of Joyce Boutique Holdings Limited and chairman, president and chief executive officer of Wharf T&T Limited ("WTT"). He serves as a member of the Hong Kong – United States Business Council. Furthermore, he is a director of Wharf Communications Limited ("Wharf Communications") and WF Investment Partners Limited, both of which, as well as Wharf and Wheelock, are each deemed under the Securities (Disclosure of Interests) Ordinance of Hong Kong (the "SDI Ordinance") to have an interest in the share capital of the Company discloseable to the Company under the provisions of Part II of the SDI Ordinance.

**David K. D. Hsu, Director (Age: 60)**
Dr. Hsu has been a Director of the Company since 2000. He is also the chairman of Multi-Fineline Electronix, Inc., a circuit manufacturer in U.S.A., a director of MedicineNet, Inc., Webzter, Inc., California Gastroenterology Network and the former chairman of First Internet Franchise Corporation. Furthermore, he is a member of Orange County Medical Association, American Society of Gastrointestinal Endoscopy and an associate clinical professor of medicine, University of California, Irvine.

**Fa Kuang Hu, GBS, CBE, JP, Director (Age: 79)**
Mr. Hu has been a Director of the Company since 1999. He is also the chairman of Ryoden Development Limited and is a director of Hysan Development Company Limited. Furthermore, he is a member of the Chinese People's Political Consultative Conference.

**Quinn Y. K. Law, Director (Age: 50)**
Mr. Law has been a Director of the Company since April 2003. He is also a director of Wharf, Modern Terminals Limited and WTT.

**Victor C. W. Lo, GBS, JP, Director (Age: 52)**
Mr. Lo has been a Director of the Company since 2000. He is also the chairman and chief executive of publicly-listed Gold Peak Industries (Holdings) Limited. He is one of the leading industrialists in the region. Furthermore, he is currently the chairman of the Federation of Hong Kong Industries and the Hong Kong Science and Technology Parks Corporation, a member of Hong Kong's Council of Advisors on Innovation and Technology, and a council member of the Hong Kong Trade Development Council. He was awarded the Gold Bauhinia Star by the Government of the HKSAR in July 2001.

**Dennis T. L. Sun, BBS, JP, Director (Age: 52)**
Dr. Sun has been a Director of the Company since December 2001. He is the chairman and managing director of publicly-listed China Hong Kong Photo Products Holdings Limited ("CCPH"). He is also a director of Searich Group Limited, which is the controlling shareholder of CPPH. Furthermore, he is the honorary president and chairman of the Hong Kong Photo Marketing Association and also the life honorary advisor of the Photographic Society of Hong Kong. He is also the vice patron of the Community Chest of Hong Kong from 1999 to 2002, a trustee of The Better Hong Kong Foundation and also appointed as a member of Equal Opportunities Commission from 2000 to 2002. Furthermore, he is a council member of the Lingnan University. He was awarded the Bronze Bauhinia Star in 1999.

# Disclosure of Further Corporate Information *continued*

**Samuel S. F. Wong, Director and Chief Financial Officer (Age: 41)**
Mr. Wong has been a Director of the Company since April 2003. He joined Hong Kong Cable Television Limited ("HKC") in 1993 and was appointed as the Corporate Finance Director of HKC in 1995. He became the Finance and Corporate Development Director of HKC in 1997 to head up the new Finance and Corporate Development Department with responsibilities for finance, planning, investment projects, development of new services and commercial dealings with acquired channels. He was subsequently appointed Chief Financial Officer of the Company and of HKC in February 2002. Mr. Wong previously worked in Toronto, Canada with the investment and corporate banking group of the Bank of the Nova Scotia and as a chartered accountant with Price Waterhouse.

**Gordon Y. S. Wu, KCMG, FICE, Director (Age: 67)**
Sir Gordon Wu has been a Director of the Company since October 2001. He is the chairman and managing director as well as the founder of publicly-listed Hopewell Holdings Limited. He is active in civic and community services, and has received many awards and honours which include, *inter alia*, chairmanship of Hong Kong Polytechnic University Council since 1997 and Hong Kong Port and Maritime Board since 2000, as well as membership of Chinese People's Political Consultative Conference, The People's Republic of China ("PRC") since 1983, Hong Kong Trade Development Council since 1997 and Commission on Strategic Development, HKSAR since 1998. He is also a stalwart supporter of his alma mater Princeton University, USA where he earned his Bachelor of Science in Engineering degree in 1958.

(II) Senior management

**Stephen T. H. Ng, Chairman and Chief Executive Officer (Age: 50)**

**Samuel S. F. Wong, Director and Chief Financial Officer (Age: 41)**

**Vincent T. Y. Lam, Executive Director – Technology and Network Services, HKC (Age: 52)**
Mr. Lam joined Wharf Communications in 1992 as Vice President - Planning, to lead its investment in pay-TV, telecommunications, and related operations in Hong Kong and PRC. In 1995, Mr. Lam was appointed chief operating officer of i-CABLE Network Limited responsible for the rollout and deployment of cable network infrastructure in Hong Kong. In 1999, Mr. Lam became Strategic Planning Director of HKC, responsible for the legal, regulatory and long-term planning. He was appointed an executive director, Technology and Network Services of HKC in February 2002. Mr. Lam has over 20 years of experience in the telecommunications industry in the United States and Asia. Prior to joining Wharf Communications, Mr. Lam was general manager of business development in Asia for U.S. West International.

**Eric Lo, Executive Director – Cable Subscription Services, HKC (Age: 52)**
Mr. Lo joined HKC in 1993 as Marketing and Sales Director to create and manage HKC's marketing and sales organisation. He was appointed Cable Operations Director in 1995 and became an executive director, Cable Subscription Services of HKC in February 2002. Mr. Lo has an extensive background in consumer marketing. Prior to joining HKC, Mr. Lo was associated with American Express, Sears Roebuck and The Bank of Montreal.

**Benjamin W. S. Tong, Executive Director - Multimedia Services, HKC (Age: 53)**
Mr. Tong joined HKC in 1995 to manage the Marketing and Sales Department in the Cable Operations Division. He was appointed Cable Multimedia Services Director in August 1999 to lead the development of the Group's high-speed Internet access service. He became an executive director, Multimedia Services of HKC in February 2002. Mr. Tong has over 20 years of marketing and sales experience in Hong Kong, China and Taiwan. Prior to joining HKC, Mr. Tong was marketing and sales director in Taiwan for American Express.

**Siuming Y. M. Tsui (alias: Siuming Tsui), Executive Director – Programming Services, HKC (Age: 49)**
Mr. Tsui joined HKC in July 2001 as Chief Operating Officer of i-CABLE Satellite Television Limited, a subsidiary of the Company to develop satellite television business and programme production in Mainland China. Mr. Tsui was appointed Executive Director, Programming Services of HKC in August 2002. Mr. Tsui was principally responsible for programme development, production and transmission of channels other than the Sports and News platform. Mr. Tsui has extensive managerial experience in the media industry. Prior to joining HKC, he was previously chief executive officer of Sun TV Cyberworks Holdings Limited, senior vice president of Asia Television Limited ("ATV") and chief executive officer of Emperor Movie Group Limited.

**Garmen K. Y. Chan, Vice President – External Affairs (Age: 49)**
Mr. Chan joined Wharf Communications in 1995 as external affairs director. He is responsible for formulating and implementing regulatory and external affairs strategies and action plans for the Group. Mr. Chan came from a diverse media background in Hong Kong, having held key positions in English newspapers and local television stations. Mr. Chan was a media consultant prior to joining HKC.

**Ronald Y. C. Chiu, Vice President - News and Sports (Age: 50)**
Mr. Chiu joined HKC in 1991 as a member of the consultant team to successfully bid for a Subscription Television licence. When HKC was awarded the licence in June 1993, Mr. Chiu was appointed Assistant News Controller and was instrumental in the launch of the first 24-hour Cantonese language News Channel in the world. Mr. Chiu was promoted to News Controller in 1994 and appointed as Vice President, News & Sports in 2002, a portfolio giving him also overall responsibility for the planning and production of HKC's sports programmes.

Prior to joining HKC, Mr. Chiu held various senior news positions in the television industry. His experience spans from reporting, editing, news anchoring, to planning and execution of news coverage as well as management of news operation.

**Paul K. S. Lo, Vice President - Human Resources (Age: 47)**
Mr. Lo joined HKC in 2000 as Vice President - Human Resources. He has over 20 years of experience in human resources management in a variety of industries, including electronics manufacturing and multinational trading conglomerates. Prior to joining HKC, Mr. Lo was general manager - group human resources & communications of Dah Chong Hong Ltd.

**Simon K. K. Yu, Vice President - Information, Administration and Audit (Age: 49)**
Mr. Yu joined the Wharf Group in 1987 and has held various administration and audit positions in the Wharf Group. He was appointed corporate controller-operations of Wharf Communications in 1992, responsible for operations, accounting, finance, control, administration and personnel. In 1996, Mr. Yu was appointed Administration and Audit Director of HKC.

**Samuel C. C. Tsang, Chief Operating Officer - Hong Kong Cable Enterprises Limited (Age: 46)**
Mr. Tsang joined Wharf Communications in 1992 as marketing consultant to bid for the first cable television licence in Hong Kong. Upon the launch of HKC, he was appointed Enterprises Director to take charge of international programme licensing and advertising sales for the station. He became chief operating officer of Hong Kong Cable Enterprises Limited when it was set up in 2000. Mr. Tsang has extensive experience in media and marketing, specialising in new business establishment in China and Hong Kong.

# Disclosure of Further Corporate Information *continued*

## (B) Retirement Scheme and Mandatory Provident Fund

The principal retirement scheme operated by the Group is a defined contribution retirement scheme for its employees, established under a trust deed. Other fellow subsidiaries of the Group also participate in the scheme.

The scheme is funded by contributions from employees and employers. The employees and employers contribute respectively to the scheme sums which represent percentages of the employees' salaries as defined under the trust deed. Forfeited contributions may be utilised by the employers to reduce contributions.

The Group's principal retirement scheme will be closed to new employees joining after October 1, 2000 while existing members of the scheme can continue to accrue future benefits.

Employees joining after October 1, 2000 will participate in the Mandatory Provident Fund ("MPF") with terms as stipulated by the MPF Authority. The Group will also provide voluntary top-up benefits to employees receiving a monthly basic salary exceeding HK$20,000 which is the relevant income cap as stipulated by the MPF Ordinance.

The Group's retirement scheme costs charged to the profit and loss account during the year ended December 31, 2002 amounted to HK$33,050,383 (2001: HK$32,801,046) which were incurred after utilisation of forfeitures to reduce the Group's contributions of HK$2,825,503 (2001: HK$4,098,815).

*Note: The total employers' cost in respect of the retirement scheme of the Group, including the cost related to the MPF which is not operated by the Group, charged to profit and loss account during the year ended December 31, 2002 amounted to HK$40,716,728 (2001: HK$39,054,236).*

## (C) Share Option Scheme (the "Scheme") of the Company

(I) Summary of the Scheme

(a) *Purpose of the Scheme:*
To recognise employees' effort and contributions to the Group's successful business achievements.

(b) *Participants of the Scheme:*
Any employee in the full time employment of the Group and any Executive Director of the Group approved by the Board of Directors.

(c) (i) *Total number of ordinary shares of HK$1 each in the capital of the Company (the "Shares") available for issue under the Scheme as at December 31, 2002:*

196,689,040

(ii) *Percentage of the issued share capital that it represents as at December 31, 2002:*

9.74%

(d) *Maximum entitlement of each participant under the Scheme as at December 31, 2002:*

50,350,000

(e) *Period within which the Shares must be taken up under an option:*

Employees Share Option Plan ("ESOP")

| | | |
|---|---|---|
| For ESOP 1 | : | From April 1, 2001 to Dec 31, 2009. |
| For ESOP 2 | : | From July 1, 2002 to Dec 31, 2003. |
| For ESOP 3 | : | From July 1, 2002 to Dec 31, 2005. |
| For a new grant in 2002 | : | From Jan 1, 2004 to Dec 31, 2005. |

(f) *Minimum period for which an option must be held before it can be exercised:*

For ESOP 1:

(i) The first 20% of the entitlement – on or after April 1, 2001;

(ii) The next 40% of the entitlement – on or after the date on which it is announced that the Company's audited consolidated revenue in the preceding financial year has exceeded HK$2,300 million; and

(iii) The remaining 40% entitlement – on or after the date on which it is announced that the Company's audited consolidated revenue in the preceding financial year has exceeded HK$3,900 million.

For ESOP 2:

(i) The first 50% of the entitlement – on or after July 1, 2002; and

(ii) The remaining 50% of the entitlement – on or after April 1, 2003.

For ESOP 3:

(i) The first 30% of the entitlement – on or after July 1, 2002;

(ii) The next 30% of the entitlement – on or after July 1, 2003; and

(iii) The remaining 40% of the entitlement – on or after July 1, 2004.

For a new grant in 2002:

(i) The first 50% of the entitlement – on or after January 1, 2004; and

(ii) The remaining 50% of the entitlement – on or after January 1, 2005.

(g) (i) *Price payable on application or acceptance of the option:*

HK$10

(ii) *The period within which payments or calls must or may be made or loans of such purposes must be repaid:*

28 days after the offer date of an option.

(h) *Basis of determining the exercise price:*

Pursuant to rule 17.03 (9) of the Listing Rules, the exercise price must be at least the higher of:

(i) the closing price of the Shares as stated in the Hong Kong Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; and

(ii) the average closing price of the Shares as stated in the Hong Kong Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant.

(i) *the remaining life of the scheme:*

7 years

# Disclosure of Further Corporate Information *continued*

(II) Details of share options granted

Details of share options granted to Directors of the Company are set out in the section headed "Directors' Interests in Shares" in the Report of the Directors.

Particulars, and movements during the financial year of the Company's outstanding share options, which were granted to approximately 1,700 employees (all being participants with options not exceeding the respective individual limits, and including a Director who was granted share options) working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance, were as follows:-

| | Date granted (Day/Month/ Year) | No. of ordinary shares represented by unexercised options *outstanding* as at 01/01/2002 | No. of ordinary shares represented by options granted *during the* financial year | No. of ordinary shares represented by options lapsed/ exercised *during the* financial year | No. of ordinary shares represented by unexercised options *outstanding* as at 31/12/2002 | Period during which rights *exercisable* (Day/Month/Year) | Price per share to be paid on exercise *of options* (HK$) |
|---|---|---|---|---|---|---|---|
| (i) | 08/02/2000 | 18,960,000 | – | (1,140,000) | 17,820,000 | 01/04/2001 to 31/12/2009 | 10.49 |
| (ii) | 19/02/2001 | 33,001,000 | – | (5,757,200) | 27,243,800 | 01/07/2002 to 31/12/2003 | 3.30 |
| (iii) | 19/02/2001 | 14,882,000 | – | (1,782,200) | 13,099,800 | 01/07/2002 to 31/12/2005 | 3.30 |
| (iv) | 09/10/2002 | – | 380,000 | – | 380,000 | 01/01/2004 to 31/12/2005 | 3.30 |
| | | 66,843,000 | 380,000 | (8,679,400) | 58,543,600 | | |

The weighted average closing price of the Shares of the Company immediately before the dates of all exercises by employees of the Company's share options during the financial year ranged from HK$3.60 to HK$4.75 per share.

The closing price of the Shares of the Company immediately before the date of grant of the share options per (iv) above was HK$3.00 per share.

Except as disclosed above, no share option of the Company was issued, exercised, cancelled, lapsed or outstanding throughout the financial year.

(III) Valuation of share options granted during the financial year

The share options granted are not recognised in the accounts until they are exercised. The weighted-average value per option granted in 2002 and 2001 estimated at the date of grant using the Black-Scholes Option pricing model was HK$0.86 and HK$1.2 respectively. The weighted-average assumptions used are as follows:

| | **2002** | 2001 |
|---|---|---|
| Risk-free rate (per annum) | **2.2%** | 5.0% |
| Expected life | **1.7 to 2.7 years** | 1.7 to 3.7 years |
| Volatility (per annum) | **55%** | 30% |
| Expected dividend yield (per annum) | **1%** | 1% |

The Black-Scholes Option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. Because the Company's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the Black-Scholes Option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

**(D) Major Customers and Suppliers**

For the year ended December 31, 2002:

(I) the aggregate amount of purchases (not including the purchases of items which are of a capital nature) attributable to the Group's five largest suppliers represented less than 30% of the Group's total purchases; and

(II) the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30% of the Group's total turnover.

**(E) Directors' Interests in Competing Business**

Set out below is information disclosed pursuant to paragraph 8.10 of the Listing Rules of the Hong Kong Stock Exchange.

Two Directors of the Company, namely, Messrs. S. T. H. Ng and Q. Y. K. Law, being also directors of WTT, a wholly-owned subsidiary of Wharf, and also a former director of the Company, namely, Mr. P. Y. C. Tsui, formerly being also a director of WTT, are/were considered as having an interest in WTT under paragraph 8.10 of the Listing Rules.

Part of the communications businesses carried by WTT constitutes a competing business of the Group.

# Disclosure of Further Corporate Information *continued*

WTT currently holds a FTNS licence to provide, *inter alia*, local and international telecommunications services. WTT is therefore a potential competitor of the Group for the provision of data services at the present and voice services in the future. However, the Group focuses on residential subscribers who are connected by its HFC network while WTT's focus has since the initial public offering of the Company's shares in November 1999 been mainly on the business market.

In order to protect the interests of the Group, prior to the date of listing of shares of the Company on the Hong Kong Stock Exchange, each of Wharf and Wharf Communications has covenanted with the Company, subject to certain conditions, not to, and to use its best endeavours to procure that none of the directly or indirectly held subsidiaries (including WTT) and associated companies of Wharf will, either alone or jointly with any other party, directly and indirectly carry on, or be engaged or concerned or interested in or assist, any business in Hong Kong which would compete directly or indirectly with the Pay-TV and Internet access businesses of the Group from time to time.

The Group considers that its interests in the relevant sector of its communications businesses is adequately safeguarded and the Group is capable of carrying on its communications businesses independently of WTT.

For further safeguarding the interests of the Group, the independent non-executive Directors and the Audit Committee of the Company would on a regular basis review the business and operational results of the Group to ensure, *inter alia*, that the Group's communications businesses are and continue to be run on the basis that they are independent of, and at arm's length from, that of the Wharf group.

**(F) Compliance with Code of Best Practice**

The Company has complied throughout the financial year with Code of Best Practice as set out in Appendix 14 of the Listing Rules of the Stock Exchange.

# Disclosure of Connected Transactions

Set out below is information in relation to certain connected transactions (the "Connected Transactions") between the Company (the Company being a 79.24% owned subsidiary of The Wharf (Holdings) Limited ("Wharf")) and/or its subsidiaries (together, the "Group") with other members of the Wharf group (together, the "Wharf Group"), which were disclosed in press announcements of the Company dated August 29, 2000, August 14, 2001 and January 2, 2002:

| | Description of the Connected Transactions | Amount paid/received for the year ended December 31, 2002 HK$ million |
|---|---|---|
| (I) | **Property** | |
| | 1. *Headquarters leased from the Wharf Group* Factory 3 on G/F, 4/F to 12/F (inclusive), portions of 1/F and 2/F, units 1-7 on 40/F, units 1, 2 and 4 on G/F, storeroom 3 on the roof top, and various car-parking and lorry-parking spaces of Cable TV Tower, 9 Hoi Shing Road, Tsuen Wan, New Territories ("Cable TV Tower"). | 30.7 |
| | 2. *Licences granted to the Wharf Group to occupy premises* | |
| | (a) Northern portion of 12/F of Cable TV Tower. | 1.2 |
| | (b) 9/F and 12/F of Cable TV Tower. | 2.5 |
| | 3. *Licences granted by the Wharf Group to occupy premises* | |
| | (a) Workshop No. E13, 11/F, Block E of Tsing Yi Industrial Centre Phase II, Nos. 1-33 Cheung Tat Road, Tsing Yi, New Territories. | 0.1 |
| | (b) Units C & D, 6/F of Kowloon Godown, 1-3 Kai Hing Road, Kowloon Bay, Kowloon. | 1.4 |
| | 4. *Car-parking spaces rented from the Wharf Group* Car-parking spaces at Chai Wan Kok Street, Tsuen Wan, New Territories. | 2.1 |
| (II) | **Computer services** | |
| | 1. Information technology services provided by the Wharf Group. | 7.6 |
| | 2. Billing services provided by the Wharf Group. | 6.2 |
| (III) | **Network** | |
| | 1. Maintenance and sharing of ducts, cables and ancillary equipment provided to the Wharf Group. | 20.4 |
| | 2. Telecommunications services provided by the Wharf Group. | 23.8 |
| | 3. Project management services provided to the Wharf Group. | 7.6 |
| | 4. Multi-party arrangements for the construction, sharing and maintenance of ducts for telecommunications cables and equipment in Hong Kong: | |
| | (a) Payment to the Wharf Group | 1.5 |
| | (b) Payment from the Wharf Group. | 1.2 |
| (IV) | **Advertising services** | |
| | 1. On-air advertising services provided to the Wharf Group. | 0.7 |
| | 2. Tramcar advertising services provided by the Wharf Group. | 1.2 |
| (V) | **Management services provided by the Wharf Group** | 13.4 |
| (VI) | **Video link service provided by the Wharf Group** | 2.7 |

# Disclosure of Connected Transactions *continued*

## (VII) Conditional waivers granted by the Hong Kong Stock Exchange

As all of the Connected Transactions are and will continue to be conducted on an ongoing basis, it is considered that strict compliance with the relevant requirements (the "Requirements") relating to the Connected Transactions under Chapter 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") would be impractical. On application by the Company, the Hong Kong Stock Exchange granted to the Company conditional waivers from strict compliance with the Requirements in respect of the Connected Transactions.

## (VIII) Confirmation from the Directors

The Directors, including the independent non-executive Directors, of the Company have reviewed the Connected Transactions and confirmed that:-

1. the Connected Transactions were:
   (a) entered into by the Group in the ordinary and usual course of its business;
   (b) conducted either (A) on normal commercial terms (which expression will be applied by reference to connected transactions of a similar nature and to be made by similar entities) or (B) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and
   (c) entered into either (A) in accordance with the terms of the agreements governing such Connected Transactions or (B) (where there are no such agreements) on terms no less favourable than those available to or from independent third parties;

2. in respect of each of the Connected Transactions mentioned above in paragraph numbered (I)1, (I)2(a), (I)3(a), (I)4, (II)1, (II)2, (III)1, (III)2, (III)3, (III)4, (IV)1 and (V), the aggregate amount of Connected Transactions within each such category for the financial year ended December 31, 2002 of the Company did not exceed various cap amounts, where applicable, as set out in a previous conditional waiver granted by the Hong Kong Stock Exchange in January 2002, and, based on latest projections, also would not exceed 3% of the Group's consolidated net tangible assets as disclosed in the Company's audited consolidated accounts for the year ended December 31, 2001;

3. in respect of each of the Connected Transactions mentioned above in paragraph numbered (I)2(b), (I)3(b) and (IV)2, the annual fees paid for each of such category did not exceed HK$10 million in the financial year ended December 31, 2002; and

4. in respect of the Connected Transaction mentioned above in paragraph numbered (VI), the annual amount did not exceed 1% of the Group's turnover for the immediately preceding year.

*Note: Certain particulars of the related party transactions entered into by the Group during the year under review have been disclosed in Note 36 to the Accounts on pages 65 and 66. Such related party transactions also constitute connected transactions (as defined in the Listing Rules) for the Company as disclosed above.*

# Corporate Information

### Board of Directors

Mr. Stephen T. H. Ng *(Chairman)*
Dr. David K. D. Hsu
Mr. F. K. Hu, GBS, CBE, JP
Mr. Quinn Y. K. Law
Mr. Victor C. W. Lo, GBS, JP
Dr. Dennis T. L. Sun, BBS, JP
Mr. Samuel S. F. Wong
Sir Gordon Y. S. Wu, KCMG, FICE

### Group Executives

Mr. Stephen T. H. Ng
*(Chairman & Chief Executive Officer)*
Mr. Samuel S. F. Wong
*(Director & Chief Financial Officer)*
Mr. Vincent T. Y. Lam
*(Executive Director, Technology and Network Services, HKC*)*
Mr. Eric Lo
*(Executive Director, Cable Subscription Services, HKC*)*
Mr. Benjamin W. S. Tong
*(Executive Director, Multimedia Services, HKC*)*
Mr. Siuming Y. M. Tsui
*(Executive Director, Programming Services, HKC*)*
Mr. Garmen K. Y. Chan
*(Vice President, External Affairs)*
Mr. Ronald Y. C. Chiu
*(Vice President, News and Sports, HKC*)*
Mr. Paul K. S. Lo
*(Vice President, Human Resources)*
Mr. Simon K. K. Yu
*(Vice President, Information, Administration & Audit)*
Mr. Samuel C. C. Tsang
*(Chief Operating Officer, Hong Kong Cable Enterprises Limited)*

* *HKC - Hong Kong Cable Television Limited*

### Secretary

Mr. Wilson W. S. Chan, FCIS

### Auditors

KPMG

### Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited

### Registrars

Tengis Limited
Ground Floor,
Bank of East Asia Harbour View Centre,
56 Gloucester Road, Wanchai,
Hong Kong

### ADR Depositary

The Bank of New York
101 Barclay Street New York NY 10286 USA

### Registered Office

16th Floor, Ocean Centre,
Harbour City, Canton Road,
Kowloon, Hong Kong
Telephone: (852) 2118 8118
Fax: (852) 2118 8018

### Principal Business Address

Cable TV Tower,
9 Hoi Shing Road,
Tsuen Wan, Hong Kong

### Listing

The Company's shares are listed under the Code "1097" on The Stock Exchange of Hong Kong Limited and its American depositary shares, each representing 20 ordinary shares, are listed under the symbol "ICAB" on the Nasdaq Stock Market.

### Corporate Website Address

www.i-cablecomm.com

### Inquiries

info@i-cablecomm.com

A Chinese version of this annual report is available from the Company upon request.

如有需要，可向本公司索取本年報之中文版本


有線寬頻 i-CABLE

i-CABLE COMMUNICATIONS LIMITED
Cable TV Tower, 9 Hoi Shing Road, Tsuen Wan, Hong Kong

www.i-cablecomm.com

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By: 

Name: Samuel Wong
Title: Chief Financial Officer

Dated: May 5, 2003